AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1998
                                             REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            WASTE INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

            NORTH CAROLINA                           4953                     56-0954929
     (State or other jurisdiction       (Primary Standard Industrial       (I.R.S. Employer
   of incorporation or organization)     Classification Code Number)     Identification No.)

                              3949 BROWNING PLACE
                         RALEIGH, NORTH CAROLINA 27609
                                (919) 782-0095
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                ROBERT H. HALL
               CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                            WASTE INDUSTRIES, INC.
                              3949 BROWNING PLACE
                         RALEIGH, NORTH CAROLINA 27609
                                (919) 782-0095
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  COPIES TO:

                            DONALD R. REYNOLDS, ESQ.
                        WYRICK ROBBINS YATES & PONTON LLP
                        4101 LAKE BOONE TRAIL, SUITE 300
                          RALEIGH, NORTH CAROLINA 27607
                                 (919) 781-4000
                               FAX (919) 781-4865

                                ---------------
                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
    From time to time after this registration statement becomes effective.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    TITLE OF EACH CLASS                     PROPOSED MAXIMUM   PROPOSED MAXIMUM     AMOUNT OF
      OF SECURITIES TO       AMOUNT TO BE    OFFERING PRICE    AGGREGATE OFFER-    REGISTRATION
       BE REGISTERED          REGISTERED      PER SHARE (1)      ING PRICE (1)         FEE
Common Stock,
  no par value per share ..    2,000,000         $ 19.75          $39,500,000      $ 11,652.50

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the Common Stock on the Nasdaq National Market on September 15, 1998, in accordance with Rule 457.

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(A redherring appears on the left-hand side of this page, rotated 90 degrees. Text follows.)

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1998


                                2,000,000 SHARES

                                     (logo)



                            WASTE INDUSTRIES, INC.
                                  COMMON STOCK
                                ---------------
     This Prospectus covers the offer and sale of up to 2,000,000 shares of Common Stock, no par value per share (the "Common Stock"), of Waste Industries, Inc. (together with its subsidiaries, the "Company" or "Waste Industries"), which the Company may issue from time to time in connection with future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) under the Securities Act of 1933, as amended (the "Securities Act").

     The Company expects that the terms upon which it may issue the shares will be determined through negotiations with the shareholders or principal owners of the businesses whose securities or assets are to be acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

     This Prospectus will only be used in connection with the acquisition of businesses, properties or securities in business combination transactions that would be exempt from registration but for the issuance of Common Stock and the possibility of integration with other transactions. If an acquisition of a business, properties or securities in a business combination transaction is not exempt from registration even if integration is not taken into account, then the offerees of Common Stock in such acquisition will be furnished with copies of this Prospectus as amended or supplemented by a post-effective amendment to the Registration Statement on Form S-4 of which this Prospectus is a part. This Prospectus will be furnished to security holders of the business, properties or securities to be acquired.

     Persons receiving Common Stock in connection with an acquisition may be required to agree to hold all or some portion of the Common Stock for a period of up to two years after the date of such acquisition. See "Plan of Distribution."

     If an acquisition has a material financial effect upon the Company, a Current Report on Form 8-K and a post-effective amendment to the registration statement of which this Prospectus is a part will be filed subsequent to the acquisition containing financial and other information about the acquisition that would be material to subsequent acquirers of Common Stock offered hereby, including pro forma information for Waste Industries and historical financial information about the company being acquired. A Current Report on Form 8-K and a post-effective amendment to the registration statement of which this Prospectus is a part will also be filed when an acquisition does not per se have a material effect upon the Company, but if aggregated with other acquisitions since the date of the Company's most recent audited financial statements, would have such a material effect.

     At September 10, 1998, the Company had 13,380,905 shares of Common Stock outstanding. The Company's Common Stock is traded on the Nasdaq National Market. On September 11, 1998, the last sale price of the Common Stock on the Nasdaq National Market was $20.25 per share. See "Price Range of Common Stock".


     All expenses of this offering will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of shares by the Company in business combination transactions, although the Company may pay finder's fees in shares of Common Stock with respect to specific acquisitions. Any person receiving a finder's fee in shares of Common Stock may be deemed to be an underwriter within the meaning of the Securities Act.
                                ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT
   SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                    HEREBY.

                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS        , 1998.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS. EXCEPT WHERE THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE TERMS "WASTE INDUSTRIES" AND THE "COMPANY" REFER TO WASTE INDUSTRIES, INC. AND ITS SUBSIDIARIES.


                                  THE COMPANY

     Waste Industries is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers primarily in North Carolina, South Carolina, Tennessee, Virginia, Georgia and Mississippi.

     As of June 30, 1998, the Company's principal operations consist of 28 branch collection operations, 18 transfer stations and four recycling processing facilities that serve more than 260,000 municipal, residential, commercial and industrial locations. Collection operations include front-end and roll-off collection for commercial and industrial accounts and curbside collection for residential customers. Transfer stations are located strategically throughout the served market area to allow the Company to consolidate its waste stream to gain more favorable disposal rates. Recycling processing facilities receive almost all forms of recyclable materials from the Company's approximately 100 convenience sites located in 15 counties in its market area. In 1997, less than 3% of the Company's waste stream was recycled. In addition to these services, the Company provides certain ancillary services to customers to complement its primary operations, including the operation of approximately 100 convenience sites, originally developed by the Company to consolidate waste in rural areas. The Company has acquired 31 solid waste collection operations since 1990. The Company does not currently own or operate any landfills; however, future expansion may include the acquisition or development of one or more landfills either independently or in partnership with an experienced landfill operator. See " -- Recent Acquisition Developments".

     The Company's objective is to build the premier solid waste services company in the Southeastern U.S. by expanding its operations and capitalizing on its strong market presence. The Company's strategy for achieving this objective is: (i) to generate internal growth by adding customers and services to its existing operations; (ii) to acquire solid waste collection companies, customers and, under appropriate circumstances, landfills in existing and new areas of its target market; and (iii) to increase operating efficiencies and enhance profitability in its existing and acquired operations.

     The Company operates on a decentralized management basis, with each of its branch facilities having service and decision-making authority. The Company believes that a branch facilities structure gives the Company the flexibility and speed to respond to customers' needs quickly and to implement cost-effective solutions. Moreover, the Company believes that its branch facilities structure provides a low-overhead, highly efficient operational structure that allows the Company to branch into geographically contiguous markets and operate in small communities which larger competitors may not find attractive. The Company believes that branch facilities and decentralized management of operations provide the Company with a strategic competitive advantage given the relatively rural nature of the Southeastern U.S.

     Members of the senior management team founded Waste Industries in 1970 and are recognized for their leadership roles throughout the solid waste management industry and its trade organizations. The Company's management team collectively has over 240 years of experience in the solid waste industry and over 150 years with the Company. The Company is a North Carolina corporation with its principal executive offices located at 3949 Browning Place, Raleigh, North Carolina 27609, and its telephone number at that location is (919) 782-0095.


                        RECENT ACQUISITION DEVELOPMENTS

     On September 10, 1998, the Company acquired, in exchange for approximately $10.0 million in cash plus 706,730 shares of Company Common Stock valued at approximately $14.7 million, all of the outstanding stock of TransWaste Services, Inc., a Georgia corporation engaged in solid waste collection and the development, ownership and operation of four transfer stations and a landfill in Albany, Georgia. This acquisition will be accounted for as a purchase, and will expand the Company's operations in Georgia and provide the Company with its second landfill.

     On August 28, 1998, the Company acquired, in exchange for 388,311 shares of Company Common Stock valued at approximately $8.5 million, all of the outstanding stock of Railroad Avenue Disposal, Inc., a Mississippi corporation that owns and operates a Class I rubbish pit and sand and gravel operation in northwest Mississippi. This acquisition is expected to be accounted for as a pooling of interests. As a result of this transaction, the Company now owns and operates its first landfill. This acquisition also complements the Company's recently acquired solid waste collection operations in and around Memphis, Tennessee.

     Also on August 28, 1998, the Company acquired, in exchange for approximately $7.6 million in cash plus 22,474 shares of Company Common Stock valued at approximately $500,000, certain assets of Greater Atlanta Sanitation, Inc., a solid waste collection business in and around Atlanta, Georgia. This acquisition will be accounted for as a purchase, and will further expand the Company's operations in Georgia.

     In addition, the Company has entered into letters of intent to acquire, in exchange for an aggregate of approximately $1.9 million in cash (a portion of which is payable only if one of the targets achieves certain service revenue targets), a solid waste collection and new home construction cleanup business in Wake County, North Carolina and certain assets of a solid waste collection business in southwestern Virginia. The Company expects to consummate these acquisitions, which will be accounted for as purchases, by the end of the third quarter of 1998. The first transaction is a "tuck-in" acquisition that will increase the Company's route density and complement its current operations in Wake County, North Carolina, and the second will expand its operations in Virginia.


                                 THE OFFERING


Common Stock offered by the Company .................... 2,000,000 shares to be issued by the Company in connection with the acquisition of businesses, properties or securities in business combinations
Common Stock to be outstanding after this offering ..... 15,380,905 shares(1)
Transfer of Shares ..................................... Persons acquiring shares of Common Stock in business combinations pursuant to this offering may be required to
                                                         agree to hold all or some portion of such shares for a period of up to two years after the date of acquisition.
Nasdaq National Market symbol .......................... WWIN
Quotation .............................................. Application will be made for quotation of the shares of
                                                         Common Stock offered hereby on the Nasdaq National
                                                         Market.

---------
(1) Excludes 734,343 shares issuable upon the exercise of stock options outstanding as of September 10, 1998 at a weighted average exercise price of $6.50 per share. See "Management -- Executive Compensation; Stock Options".

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED DECEMBER 31,(1)
                                --------------------------------------------------------------------------
                                     1993           1994           1995           1996           1997
                                -------------- -------------- -------------- -------------- --------------
STATEMENT OF OPERATIONS
DATA:
 Service revenues .............  $     59,749   $     78,824   $     95,022   $    103,629   $    126,649
 Equipment sales ..............         3,868          1,909          2,080          1,769          1,601
                                 ------------   ------------   ------------   ------------   ------------
 Total revenues ...............        63,617         80,733         97,102        105,398        128,250
 Cost of service
   operations .................        33,946         44,216         56,629         65,015         78,007
 Cost of equipment sales.......         2,730          1,888          1,646          1,240          1,171
                                 ------------   ------------   ------------   ------------   ------------
 Total cost of operations .....        36,676         46,104         58,275         66,255         79,178
 Selling, general and
   administrative .............        15,543         19,171         19,403         19,891         24,295
 Depreciation and
   amortization ...............         6,647          8,440          8,919          9,217         11,620
                                 ------------   ------------   ------------   ------------   ------------
 Merger costs .................            --             --             --             --             --
 Operating income .............         4,751          7,018         10,505         10,035         13,157
 Interest expense .............        (1,857)        (2,191)        (2,390)        (2,496)        (2,993)
 Other income .................           214            334            430            806            634
                                 ------------   ------------   ------------   ------------   ------------
 Income before income
   taxes ......................         3,108          5,161          8,545          8,345         10,798
 Income taxes .................            --             --             --             --          7,011
                                 ------------   ------------   ------------   ------------   ------------
 Net income
   (loss) -- historical
   basis ......................  $      3,108   $      5,161   $      8,545   $      8,345   $      3,787
                                 ============   ============   ============   ============   ============
 Earnings (loss) per
   share --
   historical basis:
   Basic ......................  $       0.35   $       0.50   $       0.83   $       0.81   $       0.33
   Diluted ....................  $       0.30   $       0.50   $       0.83   $       0.80   $       0.32
 Pro forma income
   taxes(2) ...................  $      1,265   $      2,096   $      3,425   $      3,368   $      4,208
                                 ------------   ------------   ------------   ------------   ------------
 Pro forma net
   income(2) ..................  $      1,843   $      3,065   $      5,120   $      4,977   $      6,590
                                 ============   ============   ============   ============   ============
 Pro forma earnings per
   share(2):
   Basic ......................  $       0.21   $       0.30   $       0.50   $       0.48   $       0.58
   Diluted ....................  $       0.18   $       0.30   $       0.50   $       0.47   $       0.56
 Weighted average shares
   outstanding:
   Basic ......................     8,855,084     10,236,252     10,236,252     10,272,056     11,320,521
   Diluted ....................    10,243,164     10,268,741     10,271,823     10,491,840     11,679,533
OTHER OPERATING DATA:
 Net cash provided by
   operating activities .......  $      7,419   $     14,701   $     18,206   $     16,915   $     22,684
 Net cash used in
   investing activities .......       (12,032)       (11,788)        (8,912)       (15,204)       (58,962)
 Net cash provided by
   (used in) financing
   activities .................         5,792         (2,764)        (9,336)        (1,993)        35,347
 EBITDA(3) ....................  $     11,612   $     15,792   $     19,854   $     20,058   $     25,411



                                      SIX MONTHS ENDED
                                          JUNE 30,
                                -----------------------------
                                     1997           1998
                                -------------- --------------
STATEMENT OF OPERATIONS
DATA:
 Service revenues .............  $     57,162   $     79,974
 Equipment sales ..............           791            778
                                 ------------   ------------
 Total revenues ...............        57,953         80,752
 Cost of service
   operations .................        35,242         49,447
 Cost of equipment sales.......           506            501
                                 ------------   ------------
 Total cost of operations .....        35,748         49,948
 Selling, general and
   administrative .............        11,022         13,862
 Depreciation and
   amortization ...............         5,216          7,508
                                 ------------   ------------
 Merger costs .................            --             78
 Operating income .............         5,967          9,356
 Interest expense .............        (1,468)        (1,979)
 Other income .................           218            336
                                 ------------   ------------
 Income before income
   taxes ......................         4,717          7,713
 Income taxes .................         4,886          2,956
                                 ------------   ------------
 Net income
   (loss) -- historical
   basis ......................  $       (169)  $      4,757
                                 ============   ============
 Earnings (loss) per
   share --
   historical basis:
   Basic ......................  $      (0.02)  $       0.39
   Diluted ....................  $      (0.02)  $       0.38
 Pro forma income
   taxes(2) ...................  $      1,878
                                 ------------
 Pro forma net
   income(2) ..................  $      2,839
                                 ============
 Pro forma earnings per
   share(2):
   Basic ......................  $       0.27
   Diluted ....................  $       0.26
 Weighted average shares
   outstanding:
   Basic ......................    10,423,658     12,263,390
   Diluted ....................    10,779,357     12,609,503
OTHER OPERATING DATA:
 Net cash provided by
   operating activities .......  $     10,954   $     13,318
 Net cash used in
   investing activities .......       (27,910)       (22,603)
 Net cash provided by
   (used in) financing
   activities .................        16,342          9,399
 EBITDA(3) ....................  $     11,401   $     17,200


                                        JUNE 30, 1998
                                       --------------
BALANCE SHEET DATA:
 Cash and cash equivalents .........       $ 1,198
 Shareholders' equity ..............       $45,233

                           (FOOTNOTES ON NEXT PAGE.)

---------
(1) On March 31, 1998, the Company exchanged 320,555 shares of its common stock for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also the Company's controlling shareholders, owned substantially all of the common stock of ECO and ACS. Effective April 1, 1996, Waste Industries completed a corporate reorganization in which Waste Enterprises, Inc., Waste Industries East, Inc., Waste Industries South, Inc., Waste Industries West, Inc., KABCO, Inc., Conway 378, Inc. and AmLease, Inc. were merged with and into Waste Industries. Simultaneously, certain real estate properties previously leased to Waste Industries by Property Management Group, a partnership of certain shareholders of Waste Industries, were transferred to Waste Industries. These transactions were accounted for at historical cost in a manner similar to that in pooling-of-interests accounting. Accordingly, Waste Industries' financial statements have been restated to include these accounts and transactions for all periods presented.

(2) For each of the fiscal years presented through 1996 (and for the period from January 1, 1997 to May 8, 1997), the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(3) EBITDA is defined as income before income taxes plus interest expense and depreciation and amortization. EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity. However, the Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. Furthermore, the Company believes that EBITDA data are relevant to an understanding of the Company's performance because they reflect the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. The Company therefore interprets the trends that EBITDA depicts as one measure of the Company's operating performance. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cashflows; the actual availability of funds for debt service, capital expeditures and working capital; and the comparability of the Company's EBITDA data to similarly titled measures reported by other companies.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this Prospectus are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information concerning possible or future results of operations of the Company set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." To that extent, the Company claims the protection of the disclosure liability safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including particularly those important factors set forth below under the heading "Risk Factors", that could cause actual results to differ materially from those projected. Potential investors are cautioned not to place undue reliance on such forward-looking statements, which are made only as of the date hereof. The Company undertakes no obligations to publicly update or release the results of any revision to such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the accuracy of subsequent events. Readers are cautioned that the following important "Risk Factors", in addition to those discussed elsewhere herein, could affect the future results of the Company and cause those results to differ materially from those expressed in such forward-looking statements.


                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

     ABILITY TO MANAGE GROWTH. The Company's goal is to increase the scale of its operations through internal growth and through the acquisition of other solid waste businesses. Consequently, the Company may experience periods of rapid growth with significantly increased staffing requirements. Such growth, if it were to occur, could place a significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to expand its management information systems capabilities and improve its operational and financial systems and controls. Moreover, the Company will need to attract, train, motivate, retain and manage its senior managers, technical professionals and other employees. Any failure to expand its management information systems capabilities and its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with any business growth the Company may experience would have a material adverse effect on the Company's business, financial condition and results of operations.

     AVAILABILITY OF ACQUISITION TARGETS; INTEGRATION OF COMPLETED ACQUISITIONS. Waste Industries' strategy envisions that a substantial part of its future growth will come from acquiring and integrating independent solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition. Except as may be disclosed herein or in any amendment or supplement hereto, the Company is not currently a party to any letters of intent with respect to any other material pending acquisitions. Failure by the Company to implement successfully its acquisition strategy will limit the Company's growth potential. See "Business -- Strategy" and " -- Acquisition Program".

     The recent consolidation and integration activity in the solid waste industry, as well as the difficulties, uncertainties and expenses relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms, including increased purchase prices. These circumstances may increase acquisition costs to levels beyond the Company's financial capability or pricing parameters or which, as to acquisitions made by the Company, may have an adverse effect on the Company's results of operations. Many of the Company's competitors for acquisitions are larger, better known companies with significantly greater resources than the Company. The Company also believes that a significant factor in its ability to consummate acquisitions will be the relative attractiveness of shares of the Company's Common Stock as an investment instrument to potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors.

     POTENTIAL INABILITY TO FINANCE THE COMPANY'S POTENTIAL GROWTH. Waste Industries anticipates that any future business acquisitions will be financed principally through the issuance of shares of the Company's Common Stock and/or the payment of cash, and possibly through the assumption of debt of the acquired businesses. If acquisition candidates are unwilling to accept shares of the Company's Common Stock as part of the consideration for the sale of their businesses, the Company would be required to utilize more of its available cash resources or borrowings under its credit facilities in order to effect such acquisitions. To the extent that then available sources are insufficient to fund such requirements, the Company will require additional equity and/or debt financing in order to provide the cash to effect such acquisitions. Additionally, growth through newly developed or acquired landfills or transfer stations, as well as the ongoing maintenance of such landfills or transfer stations, will require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the foregoing capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     COMMODITY RISK UPON RESALE OF RECYCLABLES. One of the components of the Company's internal growth strategy is to provide recycling services to customers. The resale prices of, and demand for, recyclable commodities, particularly wastepaper, can be volatile and subject to changing market conditions. Accordingly, the Company's results of operations will be affected, and may be affected materially, by changing resale prices or demand for certain recyclable commodities, particularly wastepaper. These changes may also contribute to significant variability in the Company's period-to-period results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- General".

     HIGHLY COMPETITIVE INDUSTRY. The solid waste services industry is highly competitive, very fragmented and requires substantial labor and capital resources. Each of the markets in which the Company competes or will likely compete is served by one or more of the large national solid waste companies, as well as numerous regional and local solid waste companies of varying sizes and resources. The Company also competes with those counties, municipalities, and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities, and solid waste districts may have financial advantages due to the availability to them of user fees, similar charges or tax revenues and the greater availability to them of tax-exempt financing. Intense competition exists not only to provide services to customers but also to acquire other businesses within each market. The national solid waste companies and some of the large regional companies have significantly greater financial and other resources than the Company. From time to time, these or other competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may either require the Company to reduce the pricing of its services or result in the Company's loss of business. The Company provides approximately 25% of its collection services under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain these contracts. The Company's inability to compete with larger and better capitalized companies, or to replace a significant number of municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's results of operations. See "Business -- Competition".

     GEOGRAPHIC CONCENTRATION. The Company's operations and customers are currently located primarily in North Carolina, South Carolina, Tennessee, Virginia, Georgia and Mississippi. Therefore, the Company's results of operations are susceptible to downturns in the general economy in this geographic area. There can be no assurance that the Company will be able to complete a sufficient number of acquisitions in other markets to achieve geographic diversification. See "Business -- Acquisition Program".

     SEASONALITY OF BUSINESS. The Company's results of operations tend to vary seasonally, with the first quarter of the year typically generating the least amount of revenues, and with revenues higher in the second and third quarter, followed by a decline in the fourth quarter. This seasonality reflects the lower volume of waste generated and decreased revenues from project-based and other integrated waste services during the fall and winter months, as well as the operating difficulties experienced from inclement weather experienced during the winter. Certain operating and other fixed costs remain relatively constant throughout the calendar year, resulting in a similar seasonality of operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations; Seasonality" and " -- Results of Operations; Quarterly Results".

     INCURRENCE OF CHARGES RELATED TO CAPITALIZED EXPENDITURES. In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. As of June 30, 1998, the Company had capitalized approximately $204,000 of such expenses. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that is not expected to be successfully completed. Therefore, the Company may be required to incur a charge against earnings in future periods, which charge, depending upon the magnitude thereof, could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial

Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of capitalized expenditures in connection with certain operations and projects.

     USE OF ALTERNATIVES TO LANDFILL DISPOSAL. Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, incineration is an alternative to landfill disposal in certain of the Company's markets. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste being reduced in certain areas. North Carolina, South Carolina and Virginia have each adopted plans or requirements which set goals for specified percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. These alternatives, if and when adopted and implemented, may have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business -- Landfill and Other Disposal Alternatives".

     GOVERNMENT REGULATION. The Company is subject to extensive and evolving environmental laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations impose substantial costs on the Company and affect the Company's business in many ways, including as set forth below and under "Business -- Regulation".

     If the Company implements its strategy relating to landfill ownership and operation, it will be necessary to obtain and maintain in effect one or more licenses or permits as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are difficult and time consuming to obtain and renew and are frequently subject to opposition by various elected officials or citizens' groups. See "Business -- Legal Proceedings." There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of future landfill business, and the failure by the Company to obtain or maintain in effect a permit or approval significant to its landfill business could have a material adverse effect on the Company's operations and financial condition.

     The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations ("Subtitle D Regulations") establishing minimum federal requirements adopted by the U.S. Environmental Protection Agency ("EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may in the future require the Company to modify, supplement or replace equipment or facilities at costs which may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on the Company's operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Companies in the solid waste services business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizens' groups. These governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have a material adverse effect on the Company's financial condition or results of operations and may subject the Company to adverse publicity. The Company may be subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses or other matters. See "Potential Environmental Liability" below and "Business -- Legal Proceedings".

     POTENTIAL ENVIRONMENTAL LIABILITY. The Company is with respect to its existing business and will be with respect to any future landfill business subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Regulation".

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), imposes strict, joint and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste which contains hazardous substances and upon hazardous substance transporters that select the treatment, storage or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of waste site investigation, waste site cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be very substantial. Furthermore, such liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills with which the Company has been associated. The Company transported hazardous substances in the past and may do so in the future, however, for the 12-month periods ended December 31, 1996 and 1997 and the six-month period ended June 30, 1998, the Company transported no hazardous substances and there were no revenues associated with any such transportation. If any of these sites or operations ever experiences environmental problems, the Company could be subject to substantial liability which could have a material adverse effect on its financial condition and results of operations. See "Business -- Regulation".

     With respect to each business that Waste Industries acquires, there may be liabilities that the Company fails to or is unable to discover, including liabilities arising from noncompliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be legally responsible. Representations, warranties and indemnities from the sellers of such businesses, if obtained and if legally enforceable, may not cover fully the resulting environmental liabilities due to their limited scope, amount or duration, the financial limitations of the warrantor or indemnitor or other reasons. Certain environmental liabilities, even though expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, particularly under CERCLA. See "Business -- Acquisition Program".

     POTENTIAL CLOSURE AND POST-CLOSURE COSTS. In the event that the Company develops or acquires landfills, the Company will have material financial obligations relating to closure and post-closure costs of disposal facilities which it may operate in the future. The Company will provide accruals for future obligations (generally for a term of 30 to 40 years after final closure of any such landfill) based on engineering estimates of consumption of permitted landfill airspace over the useful life of any such landfill. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's financial condition and results of operation.

     POTENTIAL UNINSURED RISKS AND INABILITY TO OBTAIN SURETY BONDS OR LETTERS OF CREDIT. The Company's insurance program does not cover liabilities associated with any environmental cleanup or remediation on the Company's own sites. As a result, an uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations and financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts conditioned upon the contractor having adequate insurance coverage. See "Business -- Risk Management, Insurance and Performance Bonds".

     Municipal solid waste collection contracts may require performance bonds or other means of financial assurance to secure contractual performance. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources".

     DEPENDENCE ON MANAGEMENT. The Company is highly dependent upon the services of the members of its senior management team, the loss of any of whom may have an adverse effect on the Company. The Company does not maintain key-man life insurance with respect to any members of management. See "Management -- Executive Officers and Directors".

     CONTROL BY MANAGEMENT. As of September 10, 1998, executive officers and directors of the Company as a group beneficially owned approximately 65.8% of the outstanding Common Stock. See "Principal Shareholders". As a result, these shareholders, if acting together, will be able to control the election of individuals to the Board of Directors and the outcome of other matters submitted for shareholder consideration.

     POTENTIAL "YEAR 2000" PROBLEMS. It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's significant suppliers or customers, working either alone or in conjunction with other software systems, will not accept input of, store, manipulate and output dates for the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company's major computer systems have been updated and other systems are being analyzed for potential modifications. The Company is in the process of formal communications with its significant suppliers, business partners, and customers to determine the extent to which it may be affected by these third parties' plans to remediate their own Year 2000 issues in a timely manner. However, there can be no assurance that the Company will identify all Year 2000 problems in its computer systems or those of its significant suppliers and customers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, and the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Year 2000 Technology Issues".

     POTENTIAL ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and to fix the rights and preferences thereof without shareholder approval. Issuance of shares of Preferred Stock could have the effect of delaying or preventing a change of control of the Company otherwise desired by the shareholders.

     The North Carolina Business Corporation Act contains a "Shareholder Protection Act" which, with certain exceptions discussed below, requires approval of certain business combinations between a North Carolina corporation and any beneficial holder of more than 20% of the voting shares of the corporation by the holders of at least 95% of the voting shares of the corporation. Business combinations subject to this approval requirement include any merger or consolidation of the corporation with or into any other corporation, the sale or lease of all or any substantial part of the corporation's assets, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The principal exception to the special voting requirement applies to business combinations that satisfy various complex statutory provisions, including provisions relating to the fairness of the price and the constituency of the Board of Directors. In addition, the special voting requirement shall not be applicable to any corporation if (i) the corporation was not a public corporation at the time such other entity acquired in excess of 10% of the voting shares; (ii) the corporation adopted an amendment to its bylaws or provided in its original articles of incorporation providing that the provisions shall not apply to it in accordance with the statute; or (iii) the business combination in question was the subject of an existing agreement of the corporation on April 23, 1987. In addition, corporations with fewer than 2,000 shareholders of record and those whose stock is not listed on a national securities exchange are exempt from the special voting requirement. The Company has not "opted out" of the Shareholder Protection Act.

     Certain North Carolina public corporations are also subject to "The North Carolina Control Share Acquisition Act". This law provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33.3% or a majority) of voting power have no voting rights unless granted by a majority vote of all the outstanding shares of the corporation (not including interested shares) entitled to vote for the election of directors. "Interested shares" means the shares of a corporation beneficially owned by (i) any person who has acquired or proposes to acquire control shares in a control share acquisition; (ii) any officer of the corporation; or (iii) any employee of the covered corporation who is also a director of the corporation. This provision empowers an acquiring person to require the North Carolina corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. The Company has not "opted out" of The North Carolina Control Share Acquisition Act.

     The provisions of the Shareholder Protection Act and The North Carolina Control Share Acquisition Act were designed to deter certain takeovers of North Carolina corporations.

     LIMITED PUBLIC TRADING HISTORY; POSSIBLE STOCK PRICE VOLATILITY. The Company's Common Stock has been traded on the Nasdaq National Market only since the Company's initial public offering of shares of its Common Stock on June 13, 1997. Since the Common Stock began trading on the Nasdaq National Market, such stock has experienced a low trading volume and high price volatility. Accordingly, there is a limited trading history of the Common Stock. The initial public offering price of the Company's Common Stock in its initial public offering was $13.50 per share. As of September 11, 1998, the last sale price of the Company's Common Stock was $20.25 per share. There can be no assurance that the future market price of the Common Stock will not decrease or that the price of the Company's Common Stock will increase, if at all, to the same extent as between the Company's initial public offering and September 11, 1998. See "Price Range of Common Stock".

     The market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or other companies in the solid waste and environmental services industries, conditions in the economy in general or in the Company's industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the solid waste industry.

     SHARES ELIGIBLE FOR FUTURE SALE. The shares of Common Stock offered hereby will generally be, and the 2,150,000 shares of Common Stock issued in the Company's initial public offering in June 1997 and an additional 1,824,533 other shares generally are, freely tradable without restriction in the public market. An additional 9,406,372 shares of Common Stock held by parties that may be deemed to be affiliates of the Company are currently eligible for sale subject to the volume and other limitations of Rule 144 promulgated under the Securities Act. As of September 10, 1998, an additional 734,343 shares of Common Stock were subject to outstanding options and an additional 1,729,821 shares were reserved for grant under the Company's stock plans. All of these shares will be available for sale in the public market upon exercise of these options, subject in some cases to the volume and other restrictions of Rule
144. Sales of substantial amounts of the Company's Common Stock in the public market pursuant to or after this offering could adversely affect prevailing market prices for the Common Stock. See " -- Limited Public Market; Possible Volatility of Stock Price."

     POTENTIAL RESTRICTIONS ON RESALE OF COMMON STOCK. While shares of Common Stock issued by the Company pursuant to this Prospectus in connection with the acquisition by the Company of various businesses or properties or interests therein will generally be freely resalable by recipients under the federal securities laws (see "Outstanding Securities Covered by this Prospectus"), there may be certain other restrictions on the recipients' ability to sell such shares. Certain procedures need to be followed if the recipient desires to sell shares received hereunder from the Company through a block trade, special offering, exchange distribution or secondary distribution. See "Outstanding Securities Covered by this Prospectus". If shares are issued by the Company to recipients hereunder in connection with an acquisition which is to be accounted for by the Company under the "pooling-of-interests" accounting method, then former shareholders of the acquired company will generally be restricted by the relevant acquisition agreement from selling virtually all of their received shares until such time as the Company publishes its consolidated results of operation covering at least 30 days of post-acquisition combined operations. Additionally, should any recipient of shares issued by the Company hereunder become an affiliate of the Company by reason of stock ownership or by becoming an executive officer or director of the Company, such individual's ability to dispose of shares of Common Stock will be subject to various restrictions under the federal securities laws and the Company's corporate policies and practices. Further, if a recipient of shares received hereunder is in possession of material, non-public information relating to the Company, the recipient may be restricted under applicable securities laws from engaging in transactions in the Company's Common Stock or from advising others to engage in such transactions. Recipients of shares received hereunder from the Company should consult their professional and legal advisors for advice on any applicable restrictions on their ability to dispose of shares of Common Stock received under this Prospectus.

     SUBSEQUENT SHARE ISSUANCES. No prediction can be made as to the effect, if any, of the offer and sale of additional shares of Common Stock, or the availability of additional shares for sale, on the market prices of the Common Stock prevailing from time to time. Nevertheless, issuances of substantial amounts of newly issued shares of Common Stock in the public market or to effect business acquisitions could adversely affect prevailing market prices of the Common Stock and the ability of the Company to raise equity capital in the future.

     DILUTION. Purchasers of shares of Common Stock pursuant to this Prospectus may experience dilution as a result of additional shares of Common Stock being issued by the Company to raise capital, for potential future business acquisitions, as a result of the exercise of stock options or other purposes.

     NO DIVIDENDS. The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business. Consequently, the Company does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. See "Dividend Policy".

                                USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that may be offered and issued by the Company from time to time in connection with the acquisitions of the securities and assets of other businesses. Other than the securities and assets acquired, there will be no proceeds to the Company from this offering.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "WWIN". The following table sets forth the range of high and low sales prices for the Common Stock for the period from June 13, 1997 (the date trading commenced) through September 15, 1998.


                                                 HIGH        LOW
                                              ---------- ----------
  1997
------
  June 13, 1997 through June 30, 1997 .......  $    18    $15 7/8
  Third quarter ended September 30, 1997 ....  $27 3/4    $17 1/4
  Fourth quarter ended December 31, 1997 ....  $24 1/8    $17 3/4

  1998
------
  First quarter ended March 31, 1998 ........  $21 1/4    $15 1/4
  Second quarter ended June 30, 1998 ........  $22 3/4    $16 1/8
  Third quarter through September 15, 1998 ..  $23 1/2    $19 1/4

                                DIVIDEND POLICY

     Other than with respect to the period from 1986 until May 1997, during which it was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), the Company has not paid cash dividends. The Company currently intends to retain its future earnings, if any, to finance the growth, development and expansion of its business and, accordingly, has no present intention to declare or pay any cash dividends on its Common Stock. In addition, the Company's credit facilities contain covenants restricting the payment of cash dividends.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents selected consolidated statements of operations, other operating and balance sheet data of the Company for the periods and the dates indicated. The selected statements of operations and balance sheet data for each of the years ended, and as of each, December 31 were derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data for the six months ended June 30, 1997 and 1998 are derived from consolidated financial statements that have not been audited. In the opinion of management, the unaudited consolidated financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for that period. The results of operations for the six months ended June 30, 1997 and 1998 are not necessarily indicative of the results of operations for any future period. The selected consolidated financial data below should be read in conjunction with the Company's audited consolidated financial statements and notes thereto at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's audited consolidated financial statements at and for prior dates and periods are not included in this Prospectus.



                                                                     YEAR ENDED DECEMBER 31,(1)
                                             --------------------------------------------------------------------------
                                                  1993           1994           1995           1996           1997
                                             -------------- -------------- -------------- -------------- --------------
                                                                (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Service revenues ..........................  $     59,749   $     78,824   $     95,022   $    103,629   $    126,649
 Equipment sales ...........................         3,868          1,909          2,080          1,769          1,601
                                              ------------   ------------   ------------   ------------   ------------
 Total revenues ............................        63,617         80,733         97,102        105,398        128,250
 Cost of service operations ................        33,946         44,216         56,629         65,015         78,007
 Cost of equipment sales ...................         2,730          1,888          1,646          1,240          1,171
                                              ------------   ------------   ------------   ------------   ------------
 Total cost of operations ..................        36,676         46,104         58,275         66,255         79,178
 Selling, general and administrative .......        15,543         19,171         19,403         19,891         24,295
 Depreciation and amortization .............         6,647          8,440          8,919          9,217         11,620
                                              ------------   ------------   ------------   ------------   ------------
 Merger costs ..............................
 Operating income ..........................         4,751          7,018         10,505         10,035         13,157
 Interest expense ..........................        (1,857)        (2,191)        (2,390)        (2,496)        (2,993)
 Other income ..............................           214            334            430            806            634
                                              ------------   ------------   ------------   ------------   ------------
 Income before income taxes ................         3,108          5,161          8,545          8,345         10,798
 Income taxes ..............................            --             --             --             --          7,011
                                              ------------   ------------   ------------   ------------   ------------
 Net income (loss) -- historical basis .....  $      3,108   $      5,161   $      8,545   $      8,345   $      3,787
                                              ============   ============   ============   ============   ============
 Earnings (loss) per share -- historical
  basis:
  Basic ....................................  $       0.35   $       0.50   $       0.83   $       0.81   $       0.33
  Diluted ..................................  $       0.30   $       0.50   $       0.83   $       0.80   $       0.32
 Pro forma income taxes(2) .................  $      1,265   $      2,096   $      3,425   $      3,368   $      4,208
                                              ------------   ------------   ------------   ------------   ------------
 Pro forma net income(2) ...................  $      1,843   $      3,065   $      5,120   $      4,977   $      6,590
                                              ============   ============   ============   ============   ============
 Pro forma earnings per share(2):
  Basic ....................................  $       0.21   $       0.30   $       0.50   $       0.48   $       0.58
  Diluted ..................................  $       0.18   $       0.30   $       0.50   $       0.47   $       0.56
 Weighted average shares outstanding:
  Basic ....................................     8,855,084     10,236,252     10,236,252     10,272,056     11,320,521
  Diluted ..................................    10,243,164     10,268,741     10,271,823     10,491,840     11,679,533
OTHER OPERATING DATA:
 Net cash provided by operating
  activities ...............................  $      7,419   $     14,701   $     18,206   $     16,915   $     22,684
 Net cash used in investing activities .....       (12,032)       (11,788)        (8,912)       (15,204)       (58,962)
 Net cash provided by (used in)
  financing activities .....................         5,792         (2,764)        (9,336)        (1,993)        35,347
 EBITDA(3) .................................  $     11,612   $     15,792   $     19,854   $     20,058   $     25,411



                                                   SIX MONTHS ENDED
                                                       JUNE 30,
                                             -----------------------------
                                                  1997           1998
                                             -------------- --------------
                                              (IN THOUSANDS, EXCEPT SHARE
                                                        AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Service revenues ..........................  $     57,162   $     79,974
 Equipment sales ...........................           791            778
                                              ------------   ------------
 Total revenues ............................        57,953         80,752
 Cost of service operations ................        35,242         49,447
 Cost of equipment sales ...................           506            501
                                              ------------   ------------
 Total cost of operations ..................        35,748         49,948
 Selling, general and administrative .......        11,022         13,862
 Depreciation and amortization .............         5,216          7,508
                                              ------------   ------------
 Merger costs ..............................                           78
 Operating income ..........................         5,967          9,356
 Interest expense ..........................        (1,468)        (1,979)
 Other income ..............................           218            336
                                              ------------   ------------
 Income before income taxes ................         4,717          7,713
 Income taxes ..............................         4,886          2,956
                                              ------------   ------------
 Net income (loss) -- historical basis .....  $       (169)  $      4,757
                                              ============   ============
 Earnings (loss) per share -- historical
  basis:
  Basic ....................................  $      (0.02)  $       0.39
  Diluted ..................................  $      (0.02)  $       0.38
 Pro forma income taxes(2) .................  $      1,878
                                              ------------
 Pro forma net income(2) ...................  $      2,839
                                              ============
 Pro forma earnings per share(2):
  Basic ....................................  $       0.27
  Diluted ..................................  $       0.26
 Weighted average shares outstanding:
  Basic ....................................    10,423,658     12,263,390
  Diluted ..................................    10,779,357     12,609,503
OTHER OPERATING DATA:
 Net cash provided by operating
  activities ...............................  $     10,954   $     13,318
 Net cash used in investing activities .....       (27,910)       (22,603)
 Net cash provided by (used in)
  financing activities .....................        16,342          9,399
 EBITDA(3) .................................  $     11,401   $     17,200


                                                                   DECEMBER 31,                       JUNE 30,
                                              ------------------------------------------------------ ----------
                                                  1993        1994       1995      1996      1997       1998
                                              ----------- ----------- --------- --------- ---------- ----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..................  $  2,114    $  2,339    $ 2,296   $ 2,015   $  1,084   $  1,198
 Working capital (deficit) ..................    (3,448)     (3,530)     2,084     2,179      1,882      1,131
 Property and equipment, net ................    34,946      36,585     36,579    42,783     64,465     78,381
 Total assets ...............................    50,067      53,079     53,857    62,641    112,611    132,767
 Long-term debt, net of current maturities ..    25,833      24,216     28,349    34,526     50,788     62,179
 Shareholders' equity .......................  $  9,480    $ 13,315    $14,499   $15,092   $ 41,110   $ 45,233

                            (FOOTNOTES ON NEXT PAGE)

---------
(1) On March 31, 1998, the Company exchanged 320,555 shares of its common stock for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, whom are also the Company's controlling shareholders, owned substantially all of the common stock of ECO and ACS. Effective April 1, 1996, Waste Industries completed a corporate reorganization in which Waste Enterprises, Inc., Waste Industries East, Inc., Waste Industries South, Inc., Waste Industries West, Inc., KABCO, Inc., Conway 378, Inc. and AmLease, Inc. were merged with and into Waste Industries. Simultaneously, certain real estate properties previously leased to Waste Industries by Property Management Group, a partnership of certain shareholders of Waste Industries, were transferred to Waste Industries. These transactions were accounted for at historical cost in a manner similar to that in pooling-of-interests accounting. Accordingly, Waste Industries' financial statements have been restated to include these accounts and transactions for all periods presented.
(2) For each of the fiscal years presented through 1996 (and for the period from January 1, 1997 to May 8, 1997), the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(3) EBITDA is defined as income before income taxes plus interest expense and depreciation and amortization. EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity. However, the Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands that such data are commonly used by certain investors to evaluate a Company's performance in the solid waste industry. Furthermore, the Company believes that EBITDA data are relevant to an understanding of the Company's performance because they reflect the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. The Company therefore interprets the trends that EBITDA depicts as one measure of the Company's operating performance. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cashflows; the actual availability of funds for debt service, capital expeditures and working capital; and the comparability of the Company's EBITDA data to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH IN "RISK FACTORS" AND THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY. SEE "NOTE REGARDING FORWARD-LOOKING STATEMENTS".


OVERVIEW

     Waste Industries was founded by members of the current senior management team in 1970. The Company provides solid waste collection, transfer, recycling, processing and disposal services to customers primarily in North Carolina, South Carolina, Tennessee, Virginia, Georgia and Mississippi.

     The Company made 31 acquisitions of solid waste collection operations from 1990 through June 30, 1998. All but four of these acquisitions were accounted for as purchases. Accordingly, the results of operations of 27 of these acquired businesses have been included in the Company's financial statements only from the respective dates of acquisition and have affected period-to-period comparisons of the Company's operating results. The other four acquisitions, of Dumpsters, Inc. ("Dumpsters") and Reliable Trash Services, Inc. ("RTS") in June 1998 and of ECO and ACS in March 1998, were poolings-of-interests or common-control mergers accounted for similarly to poolings-of-interests. Accordingly, the Company's financial statements have been restated to include the accounts and operations of these acquired businesses for all periods presented. The Company anticipates that a substantial part of its future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, it is expected that additional acquisitions could continue to affect period-to-period comparisons of the Company's operating results.

     From 1986 until May 8, 1997, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, during that time the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's shareholders, rather than to the Company. To provide funds for tax obligations payable by its shareholders on the Company's income in 1995, 1996 and 1997, the Company made cash distributions of approximately $3.1 million and $1.8 million during 1996 and 1997, respectively, to its S Corporation shareholders. In connection with its conversion from S Corporation to C Corporation status, in June 1997 the Company effected an S Corporation distribution (consisting of approximately $1.5 million in cash) to the Company's S Corporation shareholders. The remaining S Corporation retained earnings of approximately $8.5 million have been reclassified to additional capital. The Company's S Corporation status was terminated in May 1997 and, accordingly, the Company became fully subject to federal and state income taxes at that time.


RESULTS OF OPERATIONS

     GENERAL

     The Company's branch waste collection operations generate revenues from fees collected from commercial, industrial and residential collection and transfer station customers. The Company derives a substantial portion of its collection revenues from commercial and industrial services that are performed under one-year to five-year service agreements. The Company's residential collection services are performed either on a subscription basis with individual households, or under contracts with municipalities, apartment owners, homeowners associations or mobile home park operators. Residential customers on a subscription basis are billed quarterly in advance and provide the Company with a stable source of revenues. A liability for future service is recorded upon billing and revenues are recognized at the end of each month in which services are actually provided. Municipal contracts in the Company's existing markets are typically awarded, at least initially, on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Municipal contracts provide consistent cash flow during the term of the contracts.

     The Company's prices for its solid waste services are typically determined by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged in its markets for similar services. The Company's ability to pass on price increases is sometimes limited by the terms of its contracts. Long-term solid waste collection contracts typically contain a formula, generally based on a predetermined published price index, for automatic adjustment of fees to cover increases in some, but not all, operating costs.

     The Company currently operates approximately 100 convenience sites under contract with 15 counties in order to consolidate waste in rural areas. These contracts, which are usually competitively bid, generally have terms of one to five years and provide consistent cash flow during the term of the contract because the Company is paid regularly by the local government. The Company also operates four recycling processing facilities as part of its collection and transfer operations where it collects, processes, sorts and recycles paper products, aluminum and steel cans, pallets, certain plastics, glass, and certain other items. The Company's recycling facilities generate revenues from the collection, processing and resale of recycled commodities, particularly recycled wastepaper. Through a centralized effort, the Company resells recycled commodities using commercially reasonable practices and seeks to manage commodity pricing risk by spreading the risk among its customers. The Company also operates curbside residential recycling programs in connection with its residential collection operations in most of the communities it serves.

     Operating expenses for the Company's collection operations include labor, fuel, equipment maintenance and tipping fees paid to landfills. From time to time, the Company may enter into agreements obligating it to pay minimum annual tipping fees or to make an up-front cash payment of tipping fees. As of June 30, 1998, the Company operated 18 transfer stations that reduce the Company's costs by improving its utilization of collection personnel and equipment and by consolidating the waste stream to gain more favorable disposal rates. As of June 30, 1998, the Company did not own or operate any solid waste landfills. See "Business -- Acquisition Program -- Recent Developments". In the event that the Company develops or acquires landfills, operating expenses for such landfill operations may include labor, equipment, legal and administrative costs, ongoing environmental compliance, royalties to former owners, host community fees, site maintenance and accruals for closure and post-closure maintenance. Cost of equipment sales primarily consists of the Company's cost to purchase the equipment that it resells.

     The Company capitalizes certain expenditures related to pending acquisitions or development projects. Indirect acquisition and project development costs, such as executive and corporate overhead, public relations and other corporate services, are expensed as incurred. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates to be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that is not expected to be successfully completed. Engineering, legal, permitting, construction and other costs directly associated with the acquisition or development of a landfill, together with associated interest, are capitalized. At June 30, 1998, the Company had recorded $85,510 of capitalized land acquisition costs in connection with the development of a new LCID landfill and $118,338 relating to pending acquisitions. Because it currently does not own any landfills, the Company does not accrue for estimated landfill closure and post-closure maintenance costs.

     Selling, general and administrative ("SG&A") expenses include management salaries, clerical and administrative overhead, professional services, costs associated with the Company's marketing and sales force, and community relations expenses.

     Property and equipment is depreciated over the estimated useful life of the assets using the straight-line method.

     Other income and expense, which is comprised primarily of interest income and gains and losses on sales of equipment, has not historically been material to the Company's results of operations.

     To date, inflation has not had a significant impact on the Company's operations.

     The following table sets forth for the periods indicated the percentage of revenues represented by the individual line items reflected in the Company's statements of income:



                                                                                               SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                     ----------------------------------- -----------------------
                                                         1995        1996        1997        1997        1998
                                                     ----------- ----------- ----------- ----------- -----------
  Total revenues ................................... 100.0%          100.0%      100.0%     100.0%       100.0%
  Service revenues ................................. 97 .9            98.3        98.8       98.6         99.0
  Equipment sales ..................................   2.1             1.7         1.2        1.4          1.0
                                                     ------          -----       -----      -----        -----
  Total cost of operations .........................  60.0            62.9        61.7       61.7         61.9
  Selling, general and administrative expenses .....  20.0            18.9        18.9       19.0         17.2
  Depreciation and amortization ....................   9.2             8.7         9.1        9.0          9.3
  Merger costs .....................................   0.0             0.0         0.0        0.0          0.1
                                                     ------          -----       -----      -----        -----
  Operating income .................................  10.8             9.5        10.3       10.3         11.5
  Interest expense ................................. ( 2.5)          ( 2.4)      ( 2.3)     ( 2.5)       ( 2.5)
  Other income .....................................   0.5             0.8         0.4        0.4          0.4
                                                     ------          -----       -----      -----        -----
  Income before income taxes .......................   8.8             7.9         8.4        8.2          9.4
  Income taxes .....................................    --              --         5.4        8.4          3.7
                                                     ------          -----       -----      -----        -----
  Net income (loss) -- historical basis ............   8.8%            7.9%        3.0%     ( 0.2)%        5.7%
                                                     ======          =====       =====      =====        =====
  Pro forma income taxes (1) .......................   3.5%            3.2%        3.3%       3.2%
                                                     ------          -----       -----      -----
  Pro forma net income (1) .........................   5.3%            4.7%        5.1%       5.0%
                                                     ======          =====       =====      =====

---------
(1) For each of the fiscal years presented through 1996 and for the period from January 1, 1997 to May 8, 1997, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations
    -- Overview".


SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     REVENUES. Total revenues increased approximately $22.8 million, or 39.3%, for the six-month period ended June 30, 1998, as compared to the same period in 1997. This increase was attributable primarily to the following factors: (i) the effect of seven businesses acquired during the year ended December 31, 1997 and four businesses acquired during the six months ended June 30, 1998; and
(ii) to a lesser extent, increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions.

     COST OF OPERATIONS. Total cost of operations increased $14.2 million, or 39.7%, for the six-month period ended June 30, 1998, compared to the same period in 1997. This increase was attributable primarily to the following factors: (i) the effect of seven businesses acquired during the year ended December 31, 1997 and four businesses acquired during the six months ended June 30, 1998; and (ii) to a lesser extent, increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions.

     SG&A. SGA increased $2.8 million, or 25.8%, for the six-month period ended June 30, 1998. As a percentage of revenues, SG&A decreased from 19.0% to 17.2% in the first half of 1998 compared to the first half of 1997, due primarily to synergies achieved through acquisitions.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $2.3 million, or 43.9%, for the six-month period ended June 30, 1998, compared to the same period in 1997. Depreciation and amortization, as a percentage of revenues, has increased to 9.3% from 9.0% for the six-month period ended June 30, 1998, compared to the same period in 1997. The principal reasons for this increase were depreciation of additional property and equipment acquired and put into service due to higher collection volumes and depreciation and amortization of the additional assets (including intangible assets) of businesses acquired.

     INTEREST EXPENSE. Interest expense increased $511,000, or 34.8%, for the six-month period ended June 30, 1998, compared to the same period in 1997. This increase was primarily due to the higher level of the average outstanding indebtedness related to the Company's purchases of assets of businesses acquired.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUES. Total revenues increased $22.9 million, or 21.7%, to $128.3 million in 1997 from $105.4 million in 1996. This increase was primarily attributable to the following two factors: (i) the effect of a full year of revenues from the four businesses acquired in 1996, as well as a partial year of results from seven businesses acquired in 1997; and (ii) to a lesser extent, increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions. Price increases in 1997 for the Company's solid waste collection and disposal services did not contribute materially to increased 1997 revenues.

     COST OF OPERATIONS. Total cost of operations increased $12.9 million to $79.2 million in 1997 from $66.3 million in 1996. The principal reason for the increase was the addition of new customers and contracts during the year, including those from the acquisition of new businesses acquired during 1996 and 1997. Total cost of operations as a percentage of revenues decreased to 61.7% in 1997 from 62.9% in 1996. This decrease was primarily the result of increased route density and synergy achieved through acquisitions.

     SG&A. SG&A expenses increased $4.4 million to $24.3 million in 1997 from $19.9 million in 1996. As a percentage of revenues, SG&A remained relatively consistent at 18.9% in 1997 and 1996.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $2.4 million to $11.6 million in 1997 from $9.2 million for the prior year. The principal reason for the increase was depreciation of the additional property and equipment acquired and put into service due to higher collection volumes, and depreciation of the additional assets of businesses acquired during 1996 and 1997. Depreciation and amortization, as a percentage of revenues, increased to 9.1% in 1997 from 8.7% in 1996, primarily as a result of acquisitions in 1996 and 1997.

     INTEREST EXPENSE. Interest expense increased $498,000 million to $3.0 million in 1997 from $2.5 million in 1996. This increase was due to the higher level of average annual outstanding indebtedness, partially offset by a decrease in interest rates. Interest expense as a percentage of revenues decreased to 2.3% in 1997 from 2.4% in 1996.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Total revenues increased $8.3 million, or 8.5%, to $105.4 million in 1996 from $97.1 million in 1995. This increase was primarily attributable to the following two factors: (i) increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions; and (ii) to a lesser extent, the effect of a full year of revenues from the three businesses acquired in 1995, as well as a partial year of results from four businesses acquired in 1996. The effect of these revenue increases was partially offset by the approximately $311,000 decrease in equipment sales and by a decrease in revenue from sales of recyclable commodities. This recyclable commodities decrease was due to a significant decrease in the weighted average price received by the Company for recyclable commodities, primarily corrugated and newsprint materials, causing a 2.0% decrease in 1996 revenue growth from commodity sales. Price increases in 1996 for the Company's solid waste collection and disposal services did not contribute materially to increased 1996 revenues.

     COST OF OPERATIONS. Total cost of operations increased $8.0 million to $66.3 million in 1996 from $58.3 million in 1995. The principal reason for the increase was the addition of new customers and contracts during the year, including those from the acquisition of new businesses acquired during 1995 and 1996. Total cost of operations as a percentage of revenues increased to 62.9% in 1996 from 60.0% in 1995. This increase was primarily the result of: (i) proportionately more growth in lower margin services; (ii) lower margins in recycling services as a result of the decline in the weighted average prices of commodities; and (iii) an increase in waste stream processing and disposal costs.

     SG&A. SG&A expenses increased approximately $488,000 to $19.9 million in 1996 from $19.4 million in 1995. As a percentage of revenues, SG&A decreased to 18.9% in 1996 from 20.0% in 1995 primarily due to improved economies of scale in the Company's collection operations as a result of additional collection volumes from new customer contracts and acquisitions.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by approximately $297,000 to $9.2 million in 1996 from $8.9 million for the prior year. The principal reason for the increase was depreciation of the additional property and equipment acquired and put into service due to higher collection volumes and depreciation of the additional assets of businesses acquired during 1995 and 1996. Depreciation and amortization, as a percentage of revenues, decreased to 8.7% in 1996 from 9.2% in 1995, primarily as a result of increased revenues.

     INTEREST EXPENSE. Interest expense increased approximately $106,000 to $2.5 million in 1996 from $2.4 million in 1995. This increase was primarily due to the higher level of average annual outstanding indebtedness and an increase in the Company's interest rates on outstanding borrowings. Interest expense as a percentage of revenues decreased from 2.5% in 1995 to 2.4% in 1996.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital at June 30, 1998 was $1.1 million compared to $1.9 million at December 31, 1997. The Company's strategy in managing its working capital has been to apply the cash generated from its operations which remains available after satisfying its working capital and capital expenditure requirements to reduce its indebtedness under its bank revolving credit facility and to minimize its cash balances. The Company finances its working capital requirements from internally generated funds and bank borrowings. In addition to internally generated funds, the Company has in place financing arrangements to satisfy its currently anticipated working capital needs in 1998.

     The Company has a revolving credit facility with BB&T allowing the Company to borrow up to $50 million for acquisitions and capital expenditures and $10 million for working capital. As of June 30, 1998, approximately $11.0 million was outstanding under the BB&T facility, which matures in November 2002. In addition, on June 30, 1998, the Company increased and extended its credit facilities with Prudential Insurance Company of America ("Prudential"). As a result, the Company has two $25 million term loan facilities and a $50 million shelf facility with Prudential. As of June 30, 1998, the Company had fully drawn down both Prudential term facilities, leaving the Company with an uncommitted shelf facility of $50 million. Both the BB&T and the Prudential credit facilities require the Company to maintain certain financial ratios, such as current debt to total capitalization, debt to earnings and fixed charges to earnings, and satisfy other predetermined requirements, such as minimum net worth, net income and deposit balances. Both facilities contain covenants restricting the payment of cash dividends. The 12-month weighted average interest rate on outstanding borrowings under the BB&T facility was 6.84% at June 30, 1998. Interest on the BB&T facility is payable monthly based on an adjusting spread to LIBOR. Interest on the Prudential term facilities is paid quarterly, based on fixed rates of 7.28% and 6.96%, respectively. Of the Company's committed Prudential facilities, $25 million mature in April 2006 and $25 million mature in June 2008, subject to renewal. As of June 30, 1998, the Company had a compensating balance arrangement with BB&T for $370,000.

     Net cash provided by operating activities totaled $13.3 million for the six months ended June 30, 1998, compared to $11.0 million for the six months ended June 30, 1997. This increase was caused principally by the increases in net income and in depreciation and amortization, partially offset by a decrease in the provision for deferred income taxes, primarily as a result of the change in the Company's status from an S Corporation to a C Corporation in May 1997. Net cash provided by operating activities totaled $22.7 million for the year ended December 31, 1997, compared to $16.9 million for the year ended December 31, 1996. This increase was caused principally by the increases in trade accounts payable, depreciation and amortization and income tax effect of a change in tax status. Net cash provided by operations in 1996 decreased to $16.9 million from $18.2 million in 1995. This decrease was primarily the result of decreases in prepaid and other current assets and accounts receivable -- trade, as well as the gain on sale of property and equipment.

     Net cash used in investing activities totaled $22.6 million for the six months ended June 30, 1998, compared to $27.9 million for the six months ended June 30, 1997. This decrease was caused principally by the acquisition of certain assets employed or arising in connection with a residential collection business in 1997 not recurring at the same level in 1998, which was offset by an increase in purchases of property and equipment of approximately $7.5 million. Net cash used in investing activities totaled $59.0 million for the year ended December 31, 1997, compared to $15.2 million in for the year ended December 31, 1996. This increase was caused principally by the acquisition of certain assets employed or arising in connection with a residential collection and recycling business. Net cash used in investing activities totaled $15.2 million for 1996 compared to $8.9 million in 1995. This increase in 1996 compared to 1995 was caused principally by the increase in the amount of capital expenditures for property and equipment acquired and put into service due to higher collection volumes and, to a lesser extent, because (i) proceeds from sale of property and equipment decreased, (ii) cash used for acquisitions of related businesses decreased, (iii) the Company incurred debt issuance costs of $0.6 million related to its new credit facilities, and (iv) in 1996 the Company discontinued acquiring equipment through an operating lease.

     Capital expenditures for 1998 are currently expected to be approximately $23.8 million, compared to $23.8 million in 1997. In 1998, approximately $17.9 million is expected to be utilized for vehicle and equipment additions and replacements, approximately $0.5 million for expansion of transfer station services and approximately $5.4 million for facilities, additions and improvements. The Company intends to fund its planned 1998 capital expenditures principally through internally generated funds and borrowings under existing credit facilities. In addition, the Company anticipates that it may require substantial additional capital expenditures to facilitate its growth strategy of acquiring solid waste collection and disposal businesses. If the Company is successful in acquiring landfill disposal facilities, the Company may also be required to make significant expenditures to bring any such newly acquired disposal facilities into compliance with applicable regulatory requirements, obtain permits for any such newly acquired disposal facilities or expand the available disposal capacity at any such newly acquired disposal facilities. The amount of these expenditures cannot be currently determined, since they will depend on the nature and extent of any acquired landfill disposal facilities, the condition of any facilities acquired and the permitting status of any acquired sites.

     Net cash provided by financing activities totaled $9.4 million for the six months ended June 30, 1998, compared to $16.3 million for the six months ended June 30, 1997. The decrease was primarily attributable to: (i) the Company's June 1997 initial public offering in which it issued 1,605,200 shares of common stock at a price of $13.50 per share resulting in net proceeds after deduction of underwriting discounts and commissions and other offering expenses to the Company of approximately $19.1 million; and (ii) net borrowings of long-term debt of approximately $10.0 million in 1998 as compared to net proceeds of $324,000 in 1997. The Company made S Corporation distributions to the former shareholders of RTS of approximately $731,000 in 1998 to fund 1997 and 1998 taxes owed. To provide funds for tax obligations payable by its shareholders on account of the Company's income in 1996 and 1997, during the six months ended June 30, 1997 the Company made cash distributions of approximately $1.8 million to its S Corporation shareholders. In connection with its conversion from S Corporation to C Corporation status, in June 1997 the Company effected an S Corporation distribution (consisting of approximately $1.5 million in cash payments) to the Company's S Corporation shareholders. Net cash provided by financing activities totaled $35.3 million for the year ended December 31, 1997, compared to $2.0 million used in financing activities for the year ended December 31, 1996. This increase was primarily attributable to: the Company's initial public offering, which resulted in net proceeds, after deduction of underwriting discounts and commissions and other offering expenses to the Company, of approximately $23.2 million; and net proceeds from issuances of, and lower principal payments on, long-term debt. Net cash used in financing activities for 1996 was $2.0 million, compared to net cash used in financing activities of $9.3 million for 1995. The difference between the 1996 and 1995 amounts was primarily attributable to: (i) the Company's increased level of borrowings on bank notes payable in 1996 versus 1995; (ii) greater distributions to shareholders and affiliates in 1996 compared to 1995; and
(iii) the discontinuance of acquiring equipment through operating leases in 1996.

     At June 30, 1998, the Company had approximately $64.2 million of long-term and short-term borrowings outstanding and approximately $580,000 in letters of credit. At June 30, 1998, the ratio of the Company's long-term debt to total capitalization was 57.9% compared to 55.3% at December 31, 1997.


YEAR 2000 TECHNOLOGY ISSUES

     The Year 2000 Problem is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs that have data-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other routine business activities.

     The Company has made, and will continue to make, certain modifications to its computer hardware and software systems and applications to ensure they are capable of handling dates in the year 2000 and thereafter. The Company's major computer systems have been updated and other systems are being analyzed for potential modifications. The Company is in the process of formal communications with its significant suppliers, business partners, and customers to determine the extent to which it may be affected by these third parties' plans to remediate their own year 2000 issues in a timely manner. Although there can be no assurances as such, the financial impact on the Company is not anticipated to be material to its financial position or results of operations.

     The costs of necessary Year 2000 modifications and their timely completion are based on management's best estimates. These estimates were derived using numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from such plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

QUARTERLY RESULTS

     The following table presents the Company's unaudited consolidated quarterly results and the percentages of revenues represented by the individual line items reflected in the Company's consolidated statements of operations for each of the four quarters in the period ended June 30, 1998. This information has been presented on the same basis as the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and, in the Company's opinion, contains all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the Company's unaudited quarterly results when read in conjunction with the Company's audited financial statements and notes thereto. Interim operating results, however, are not necessarily indicative of the Company's results for any future period. See Note 13 of Notes to Consolidated Financial Statements for certain unaudited consolidated financial information for 1996 and 1997.



                                                      THREE MONTHS ENDED
                                         ---------------------------------------------
                                           SEPTEMBER 30, 1997     DECEMBER 31, 1997
                                         ---------------------- ----------------------
                                                    (DOLLARS IN THOUSANDS)
Total revenues .........................  $34,746       100.0%   $35,551       100.0%
Service revenues .......................   34,372        98.9     35,115        98.8
Equipment sales ........................      374         1.1        436         1.2
                                          -------       -----    -------       -----
Total cost of operations ...............   21,532        62.0     21,898        61.5
Selling, general and administrative ....    6,419        18.4      6,854        19.3
Depreciation and amortization ..........    3,020         8.7      3,385         9.6
Merger costs ...........................       --         0.0         --         0.0
                                          -------       -----    -------       -----
Operating income .......................    3,775        10.9      3,414         9.6
Interest expense .......................     (654)      ( 1.9)      (871)      ( 2.5)
Other income ...........................      159         0.5        257         0.8
                                          -------       -----    -------       -----
Income before income taxes .............    3,280         9.5      2,800         7.9
Income taxes ...........................    1,218         3.5      1,111         3.1
                                          -------       -----    -------       -----
Net income .............................  $ 2,062         6.0%   $ 1,689         4.8%
                                          =======       =====    =======       =====
Earnings per share:
 Basic .................................  $  0.17                $  0.14
 Diluted ...............................  $  0.16                $  0.14



                                                      THREE MONTHS ENDED
                                         ---------------------------------------------
                                             MARCH 31, 1998         JUNE 30, 1998
                                         ---------------------- ----------------------
                                                    (DOLLARS IN THOUSANDS)
Total revenues .........................  $39,099       100.0%   $ 41,653      100.0%
Service revenues .......................   38,748        99.1      41,226       99.0
Equipment sales ........................      351         0.9         427        1.0
                                          -------       -----    --------      -----
Total cost of operations ...............   24,259        62.0      25,689       61.7
Selling, general and administrative ....    6,819        17.4       7,043       16.9
Depreciation and amortization ..........    3,654         9.3       3,854        9.3
Merger costs ...........................       --         0.0          78        0.2
                                          -------       -----    --------      -----
Operating income .......................    4,367        11.2       4,989       11.9
Interest expense .......................     (944)      ( 2.4)     (1,035)     ( 2.5)
Other income ...........................      145         0.4         191        0.5
                                          -------       -----    --------      -----
Income before income taxes .............    3,568         9.1       4,145        9.9
Income taxes ...........................    1,360         3.5       1,596        3.8
                                          -------       -----    --------      -----
Net income .............................  $ 2,208         5.6%   $  2,549        6.1%
                                          =======       =====    ========      =====
Earnings per share:
 Basic .................................  $  0.18                $   0.21
 Diluted ...............................  $  0.18                $   0.20

SEASONALITY

     The Company's results of operations tend to vary seasonally, with the first quarter typically generating the least amount of revenues, higher revenues in the second and third quarters, and a decline in the fourth quarter. This seasonality reflects the lower volume of waste during the fall and winter months. Also, certain operating and fixed costs remain relatively constant throughout the calendar year, which when offset by these revenues results in a similar seasonality of operating income.

                                    BUSINESS

INTRODUCTION

     Waste Industries, Inc. (the "Company") is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers primarily in North Carolina, South Carolina, Tennessee, Virginia, Georgia and Mississippi. As of June 30, 1998, the Company's principal operations consist of 28 branch collection operations, 18 transfer stations, and four recycling processing centers that serve more than 260,000 municipal, residential, commercial and industrial locations.

     Members of the senior management team founded Waste Industries in 1970 and are recognized for their leadership roles throughout the solid waste management industry and trade organizations. The Company's management team collectively has over 240 years of experience in the solid waste industry and over 150 years with the Company.


INDUSTRY OVERVIEW

     Based on industry information, the Company believes that the U.S. nonhazardous solid waste collection and disposal industry generated estimated revenues of approximately $36.9 billion in 1997. The Company also believes that 27% of the total revenues of the U.S. nonhazardous solid waste industry was accounted for by more than 5,000 private, predominately small, collection and disposal businesses; 41% by publicly-traded solid waste companies; and 32% by municipal governments that provide collection and disposal services.

     In recent years, the solid waste collection and disposal industry has undergone a period of significant consolidation and integration. The Company believes that this consolidation and integration has been caused primarily by:
(i) increasingly stringent environmental regulation and enforcement resulting in increased capital requirements for collection companies and landfill operators; (ii) the ability of larger integrated operators to achieve certain economies of scale; (iii) the evolution of an industry competitive model which emphasizes providing both collection and disposal/recycling capabilities; and
(iv) the continued privatization of solid waste collection and disposal services by municipalities and other governmental bodies and authorities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains primarily regional in nature and highly fragmented.

     The increasingly stringent industry regulations, such as the Subtitle D Regulations, have resulted in rising operating and capital costs and have caused consolidation and acquisition activities to accelerate in the solid waste collection and disposal industry. Many of the smaller industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators. In addition, Subtitle D requires more stringent engineering of solid waste landfills including liners, leachate collection and monitoring and gas collection and monitoring. These on-going costs are coupled with increased financial reserves from solid waste landfill operators for closure and post-closure monitoring. As a result, the Company believes the number of solid waste landfills is declining while the size of solid waste landfills is increasing.

     Larger integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations. These integrated companies have increased their acquisition activity levels to expand the breadth of services and density in their market area. Control of the waste stream in these market areas coupled with access to significant financial resources to make acquisitions has given larger solid waste collection and disposal companies the ability to be more cost effective and competitive.

     The evolution of the industry competitive model is forcing remaining operators to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations through which they secure solid waste streams for disposal. These remaining operators have dealt with disposal issues by a variety of methods which include owning landfills, establishing strategic relationships to secure access to landfills, or by otherwise capturing significant waste stream volumes to gain leverage in negotiating lower landfill fees and securing long-term contracts with high capacity landfills on most favored pricing status terms.

     In the Southeastern U.S. solid waste market, city and county governments have historically provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to privatize or contract out their collection and disposal services to the private sector. Landfills, transfer stations and incinerators located in the Company's market area are predominantly municipally owned. The Southeastern market is currently undergoing significant economic and population growth. Certain of the states in the Southeastern U.S. have in recent years exceeded the national average in terms of economic growth as measured by gains in jobs, personal income and population. For example, according to Moody's Investor Service, between 1990 and 1995, nonfarm jobs rose an average of 2.1% per year in North Carolina, compared to

1.4% for the U.S.; and in 1995, North Carolina personal income per capita grew 5.8%, the tenth largest gain among states, and grew 6.9% in 1996. According to the U.S. Bureau of the Census, North Carolina's population grew 11.9% between 1990 and 1997, compared to 7.6% for the U.S.

     There is an increasing trend at the state and local levels to encourage waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes and recyclable materials, at landfills. For example, North Carolina, South Carolina and Virginia have each established the goal of reducing by 25% the solid waste disposed of in their respective landfills. The Company believes that these trends and laws have created significant opportunities for solid waste services companies to provide additional recycling services to generators of solid waste who are not otherwise able to dispose of such waste.


STRATEGY

     The Company's objective is to build the premier solid waste services company in the Southeastern U.S. by expanding its operations and capitalizing on its strong market presence. The Company's strategy for achieving this objective is: (i) to generate internal growth by adding customers and services to its existing operations; (ii) to acquire solid waste collection companies, customers and, under appropriate circumstances, landfills in existing and new areas of its target market; and (iii) to increase operating efficiencies and enhance profitability in its existing and acquired operations. The Company's ability to implement this strategy is enhanced by the experience of its senior management team and their knowledge of and reputation in the solid waste industry. The Company intends to implement this strategy as follows:


     INTERNAL GROWTH

     In order to continue to achieve internal growth, the Company will focus on increasing sales penetration in current and adjacent market areas, marketing upgraded or additional services (such as on-site solid waste compaction) to existing customers and implementing selective price increases. Current levels of population growth and economic development in the Southeastern U.S. and the strong market presence should provide an opportunity for the Company to increase revenues and market share in its region. As customers are added in existing markets, the Company's density is improved, which should increase the Company's collection efficiencies and profitability. The Company has an approximately 35-person sales force dedicated to maintaining and increasing the Company's sales to new and existing commercial, industrial, municipal and residential customers.

     An important part of the Company's internal growth strategy is to establish transfer stations strategically located throughout its geographic area to improve the Company's consolidation of collected solid waste and permit the Company to deliver the collected solid waste to landfills where the Company has negotiated favorable volume rates with landfill operators. The Company currently operates 18 transfer stations, three of which it owns. By operating transfer stations, the Company engages in direct communication with municipalities regarding waste disposal services, better positioning the Company to gain additional business in its markets in the event any of these municipalities privatize their solid waste operations.


     EXPANSION THROUGH ACQUISITIONS

     The Company's strategy for growth includes: (i) "tuck-in" and other acquisitions of solid waste collection companies and customers in existing and adjacent markets; (ii) the acquisition of solid waste collection companies and customers in new markets; and (iii) the acquisition of landfills in certain circumstances. The Company seeks to acquire companies with a significant market presence, high service standards and an experienced management team willing to remain with the Company.

     The Company believes that numerous "tuck-in" acquisition opportunities exist within its current market area. A "tuck-in" acquisition refers to an acquisition in which the Company acquires a solid waste collection company, a division of a company, or certain customers of a company located in the Company's existing market area and integrates the acquired operations or customers into the operations of one of the Company's existing branch facilities. These acquisitions have become an integral part of the industry competitive model due to the efficiencies involved. Company surveys indicate that more than 150 entities provide collection services in North Carolina and South Carolina, and many of these entities are suitable for acquisition by the Company. Such acquisitions, if consummated, provide the Company opportunities to improve market share and route density.

     As the Company enters new markets through acquisitions, it intends to continue to implement a regional expansion strategy. The regional expansion strategy provides the Company with a base of operations to grow internally through price increases, providing additional services to existing customers, adding new private and public customers and tuck-in acquisitions. The Company can then expand its presence in the targeted region by adding solid waste collection and transfer operations in regional markets adjacent to or contiguous with the new location.

     The Company is currently examining opportunities to expand its presence in the Southeastern U.S. The Company is analyzing potential acquisitions of solid waste services operations in Alabama, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Virginia.

     While the Company does not currently operate any solid waste landfills, the Company is actively engaged in identifying solid waste landfill acquisition candidates in the Southeast. See " -- Acquisition Program -- Recent Developments". The Company believes that the successful acquisition of landfills would provide the Company with opportunities to integrate vertically its collection, transfer and disposal operations while improving operating margins. Although the Company is actively engaged in identifying these candidates, the number of candidates is limited in the Company's current market area. Generally, the Company will evaluate a landfill target by determining, among other things, whether access to the landfill is economically feasible from its existing market areas either directly or through strategically located transfer stations, expected landfill life, the potential for landfill expansion, and current disposal costs compared with the cost to acquire the landfill. In addition, where the acquisition of a landfill site is either not available or not economically feasible, the Company seeks to enter into long-term disposal contracts with facilities that are located in proximity to its market areas.


     OPERATING ENHANCEMENTS

     The Company has implemented advanced management information systems, financial controls, shared support services and benchmarking systems designed to improve productivity, efficiency and profitability of its existing and acquired operations. Each branch facility has on-line real time access to the Company's financial, operating, cost and customer information. This access enables the Company's managers to evaluate continuously the Company's performance record and to establish benchmarks in all phases of the Company's operations. Management utilizes these systems to: improve collection and transportation efficiencies; enhance equipment and personnel utilization; reduce equipment acquisition and maintenance costs; reduce disposal costs by maximizing waste streams directed to lower cost landfills; timely monitor and collect customer accounts; and provide current information to the Company's sales force to ensure properly structured pricing for new customers.

     Through the utilization of its systems and controls, the Company will continue to manage its landfill disposal costs and to negotiate long-term disposal contracts with Subtitle D landfill operators. In addition, the Company has developed an extensive network of transfer stations that it uses to consolidate waste streams to gain greater leverage in negotiating landfill disposal fees. Management believes the anticipated closing of landfills in North Carolina will provide opportunities to open more transfer stations and to gain greater volumes of the waste stream, further enhancing the Company's negotiating position. Currently, approximately 30% of the Company's waste volume is directed through Company owned or operated transfer stations.


ACQUISITION PROGRAM

     The Company made 31 acquisitions, either by merger or asset purchase, of solid waste collection operations from 1990 through June 30, 1998. The Company believes that its reputation, decentralized management strategy and culture make it an attractive buyer to certain solid waste collection and disposal acquisition candidates. The Company has developed a set of financial, geographic and management criteria designed to assist management in the evaluation of acquisition candidates engaged in solid waste collection and disposal. These criteria evaluate a variety of factors, including, but not limited to: (i) historical and projected financial performance; (ii) internal rate of return, return on assets and return on revenue; (iii) experience and reputation of the candidate's management and customer service reputation and relationships with the local communities; (iv) composition and size of the candidate's customer base; (v) whether the geographic location of the candidate will enhance or expand the Company's market area or ability to attract other acquisition candidates; (vi) whether the acquisition will augment or increase the Company's market share or help protect the Company's existing customer base; (vii) any synergies gained by combining the acquisition candidate with the Company's existing operations; and (viii) liabilities of the candidate.

     Management of the Company has a proven record in the integration of solid waste collection company acquisitions. The Company has an established integration procedure for newly acquired companies designed to effect a prompt and efficient integration of the acquired business while minimizing disruption to the ongoing business of the Company and the acquired business. Once a solid waste collection operation is acquired, programs designed to improve collection and disposal routing, equipment maintenance and utilization, employee productivity, operating efficiencies and overall profitability are implemented. To improve an acquired business' operational productivity, administrative efficiency and profitability, the Company applies the same benchmarking programs and systems to the acquired business as are employed at the Company's existing operations. The Company also solicits new commercial, industrial and residential customers in areas within and surrounding the markets served by the acquired collection operations as a means of further improving operating efficiencies and increasing the volumes of solid waste collected by the acquired operation. The Company typically attempts to retain the acquired company's management and key employees and to decentralize operations, while consolidating administrative and management information systems through the Company's corporate offices.

     Prior to completing an acquisition, Waste Industries performs extensive environmental, operational, engineering, legal, human resource and financial due diligence. All acquisitions are subject to initial evaluation and approval by the Company's management before being recommended to the Board of Directors.


     The following table sets forth the Company's acquisitions completed from 1990 through June 30, 1998:



                              YEAR
          COMPANY           ACQUIRED       PRINCIPAL BUSINESS           LOCATION                 MARKET AREA
-------------------------- ---------- ---------------------------- ------------------ ---------------------------------
Reliable Trash Service,    1998       Commercial, Industrial       Columbia, MD       Tidewater, VA
 Inc.                                 and Residential
                                      Collection and
                                      Recycling
Dumpsters, Inc.            1998       Industrial Collection        Memphis, TN        Shelby County, TN
Cumberland Waste           1998       Commercial, Industrial       Crossville, TN     Cumberland, Bledsoe, Overton and
 Disposal, LLC                        and Residential                                 Putnam Counties, TN
                                      Collection and
                                      Recycling
ECO Systems, Inc.          1998       Commercial, Industrial       Olive Branch, MS   De Soto, Marshall, Tunica and
                                      and Residential                                 Tate Counties, MS; Crittenden
                                      Collection                                      County, AR; Fayette and Shelby
                                                                                      Counties, TN
Air Cargo Services, Inc.   1998       Commercial, Industrial       Raleigh, NC        Raleigh and Goldsboro, NC
                                      and Residential
                                      Collection and
                                      Recycling; Solid Waste
                                      Transportation
Action Waste Systems,      1998       Commercial, Industrial       Lithia Springs,    Barrow, Cherokee, Clarke, Cobb,
 Inc.                                 and Residential              GA                 DeKalb, Douglas, Forsyth,
                                      Collection and                                  Fulton, Gwinnett, Jackson,
                                      Recycling                                       Rockdale and Walton Counties,
                                                                                      GA
Waste Disposal Services,   1998       Commercial Industrial        Tunnel Hill, GA    Catoosa, Murray and Whitfield
 Inc.                                 and Residential                                 Counties, GA
                                      Collection and
                                      Recycling
L&M Garbage Service        1998       Commercial, Industrial       Durham, NC         Durham County, NC
                                      and Residential
                                      Collection and
                                      Recycling
American Waste             1997       Industrial and Residential   Lilburn, GA        Gwinnett County, GA
 Systems, Inc.                        Collection
Garner Area                1997       Residential Collection       Garner, NC         Wake County, NC
 Disposal, Inc.
Royal DispozAll, Inc.      1997       Commercial and               Easley, SC         Greenville, SC
                                      Industrial Collection
BFI Rocky Mount and        1997       Commercial, Industrial,      Rocky Mount and    Northeastern NC
 Kinston                              and Residential              Kinston, NC
                                      Collection and
                                      Recycling

                              YEAR
          COMPANY          ACQUIRED      PRINCIPAL BUSINESS         LOCATION                  MARKET AREA
-------------------------- ---------- ------------------------ ------------------ ----------------------------------
Waste Management           1997       Commercial, Industrial   Chattanooga, TN    Bradley, Hamilton, Marion, Meigs,
 Chattanooga                          and Residential                             Rhea and Sequatchie Counties,
                                      Collection                                  TN; Catoosa, Chattooga, Dade,
                                                                                  Gordon, Murray, Walker and
                                                                                  Whitfield Counties, GA; and
                                                                                  Jackson County, AL
BFI Charleston             1997       Commercial, Industrial   Charleston, SC     Charleston County, SC
                                      and Residential
                                      Collection and
                                      Recycling
BFI Raleigh-Durham         1997       Residential Collection   Raleigh, NC        Wake and Durham Counties, NC
Wayco Sanitation, Inc.     1996       Residential Collection   Goldsboro, NC      Wayne County, NC
QA Refuse Systems, Inc.    1996       Residential Collection   Wilson, NC         Wilson County NC
Asi Sanitation             1996       Residential Collection   Henderson, NC      Vance County, NC
Bruce Kessler              1996       Residential Collection   Wake Forest, NC    Wake and Franklin Counties, NC
A. Windfish Disposal Co.   1995       Commercial, Industrial   Hampstead, NC      Coastal Southeastern, NC
                                      and Residential
                                      Collection
F & M Sanitation           1995       Commercial and           Louisburg, NC      Franklin County, NC
 Services, Inc.                       Residential Collection
Shaw Sanitation Services   1995       Residential Collection   Raleigh, NC        Wake County, NC
A-OK Home Services,        1994       Residential Collection   Chapel Hill, NC    Orange and Durham Counties, NC
 Inc.
Kerr Lake Area             1994       Residential Collection   Wake Forest, NC    Vance and Wake Counties, NC
 Sanitation, Inc.
Sunshine Sanitation        1994       Residential Collection   Raleigh, NC        Wake County, NC
 Service -- East Wake
 Division
Chambers Development       1993       Commercial, Industrial   Conway, SC         Horry County, SC
 Company -- Myrtle                    and Residential
 Beach -- Conway                      Collection
Commercial Trash           1991       Container Rental         Haw River, NC      Alamance County, NC
 Container Service
Thomas Sanitation, Inc.    1991       Commercial and           Clinton, NC        Sampson County, NC
                                      Industrial Collection
Dependable Sanitation      1990       Commercial and           Goldsboro, NC      Wayne County, NC
 Services, Inc.                       Industrial Collection
Clean Sweep, Inc.          1990       Commercial and           Elizabeth City,    Pasquotank County, NC
                                      Industrial Collection    NC
Joyner Service, Inc.       1990       Commercial and           Fayetteville, NC   Cumberland County, NC
                                      Industrial Collection

     ACQUISITIONS DURING THE FIRST HALF OF 1998

     On June 30, 1998, the Company exchanged 330,000 shares of its Common Stock with a fair value of approximately $7.4 million for all of the issued and outstanding shares of common stock of Reliable Trash Service, Inc., a Maryland corporation based in Columbia, Maryland and engaged in the solid waste collection business in Tidewater Virginia. This acquisition further expands the Company's operations in Virginia.

     On June 16, 1998, the Company exchanged 21,344 shares of its Common Stock with a fair value of approximately $449,000 for all of the issued and outstanding shares of common stock of Dumpsters, Inc., a Tennessee corporation engaged in the industrial solid waste collection business in and around Memphis, Tennessee. This "tuck-in" acquisition complements the recent ECO Systems, Inc. acquisition, increasing the Company's route density in the Shelby County, Tennessee.

     On May 13, 1998, the Company purchased equipment and customer contracts related to the commercial, industrial and residential solid waste collection business of Cumberland Waste Disposal, LLC, located in Crossville, Tennessee. This acquisition further expands the Company's operations in Tennessee.

     On March 31, 1998, the Company exchanged 300,933 shares of its Common Stock with a fair value of approximately $5.75 million for all of the issued and outstanding shares of common stock of ECO Systems, Inc., a Georgia corporation based in Olive Branch, Mississippi and engaged in the solid waste collection business in Mississippi, Tennessee and Arkansas. This acquisition expands the Company's operations into western Tennessee, as well as Mississippi and Arkansas. See "Certain Transactions".

     On March 31, 1998, the Company exchanged 19,622 shares of its Common Stock with a fair value of approximately $375,000 for all of the issued and outstanding shares of common stock of Air Cargo Systems, Inc., a North Carolina corporation engaged in the business of collection and processing of recyclables, intermediate transportation of solid waste, and local and long distance freight pick-up and delivery in Raleigh and Greensboro, North Carolina. This "tuck-in" acquisition increases the Company's route density and expands its business into complementary transportation and freight operations. See "Certain Transactions".

     In March 1998, the Company purchased equipment and customer contracts related to the commercial, industrial and residential solid waste collection businesses of: Action Waste Systems, Inc., located in Lithia Springs, Georgia; Waste Disposal Services, Inc., located in Tunnel Hill, Georgia; and L&M Garbage Service, located in Durham, North Carolina. The total purchase price for these assets was approximately $4.7 million in cash. The Waste Disposal Services and L&M acquisitions are "tuck-in" acquisitions that increase the Company's route density in areas already served. The Action Waste Systems acquisition further expands the Company's operations in Georgia.


     RECENT DEVELOPMENTS

     On September 10, 1998, the Company acquired, in exchange for approximately $10.0 million in cash plus 706,730 shares of Company Common Stock valued at approximately $14.7 million, all of the outstanding stock of TransWaste Services, Inc., a Georgia corporation engaged in solid waste collection and the development, ownership and operation of four transfer stations and a landfill in Albany, Georgia. This acquisition will be accounted for as a purchase, and will expand the Company's operations in Georgia and provide the Company with its second landfill.

     On August 28, 1998, the Company acquired, in exchange for 388,311 shares of Company Common Stock valued at approximately $8.5 million, all of the outstanding stock of Railroad Avenue Disposal, Inc., a Mississippi corporation that owns and operates a Class I rubbish pit and sand and gravel operation in northwest Mississippi. This acquisition is expected to be accounted for as a pooling of interests. As a result of this transaction, the Company now owns and operates its first landfill. This acquisition also complements the Company's recently acquired solid waste collection operations in and around Memphis, Tennessee.

     Also on August 28, 1998, the Company acquired, in exchange for approximately $7.6 million in cash plus 22,474 shares of Company Common Stock valued at approximately $500,000, certain assets of Greater Atlanta Sanitation, Inc., a solid waste collection business in and around Atlanta, Georgia. This acquisition will be accounted for as a purchase and will further expand the Company's operations in Georgia.

     In addition, the Company has entered into letters of intent to acquire, in exchange for an aggregate of approximately $1.9 million in cash (a portion of which is payable only if one of the targets achieves certain service revenue targets), a solid waste collection and new home construction cleanup business in Wake County, North Carolina and certain assets of a solid waste collection business in southwestern Virginia. The Company expects to consummate these acquisitions, which will be accounted for as purchases, by the end of the third quarter of 1998. The first transaction is a "tuck-in" acquisition that will increase the Company's route density and complement its current operations in Wake County, North Carolina, and the second will expand its operations in Virginia.


CONTRACTS PROGRAM

     The Company devotes significant resources to securing large contracts from municipal and other governmental agencies and has been awarded approximately 108 contracts since 1992. The Company believes that opportunities for gaining larger contracts are increasing due to trends among municipalities to privatize or outsource solid waste services. In most cases, only larger disposal services companies such as the Company are financially acceptable to the municipality. Historically, in the Southeastern U.S., city and county governments have provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to privatize or contract out their collection and disposal services to the private sector. Typically, these contracts are competitively bid and have initial terms of one to five years. In bidding for large contracts, the Company's management team draws on its experience in the waste industry and its knowledge of local service areas in existing and target markets. The Company engages in extensive due diligence using its advanced management information systems and productivity and cost modeling analyses to respond to requests for proposals to provide services. The Company's reputation for service in the municipal market is one of its strongest marketing tools for contract maintenance. The Company's regional managers are responsible for managing the relationships with local governmental officials within their respective service area and sales representatives may be assigned specific municipalities for coverage. The Company may be required to bid for renewal of a contract previously awarded to the Company, or in certain cases to renegotiate the contract as a result of changed market conditions. Since 1992, the Company has been successful in retaining more than 95% of its major contracts at the time of renewal.


SERVICES

     COMMERCIAL, INDUSTRIAL AND RESIDENTIAL WASTE SERVICES

     The Company's commercial and industrial collection and disposal services are performed under one-year to five-year service agreements, and fees are determined by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in its markets for similar service. Collection of larger volumes associated with commercial and industrial waste streams generally helps improve the Company's operating efficiencies and, through consolidation of these volumes, enables the Company to negotiate more favorable disposal prices. The Company's commercial and industrial customers utilize portable containers for storage thereby enabling the Company to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally require one operator. The Company provides two to eight cubic yard containers to commercial customers and 10 to 42 cubic yard containers to industrial customers. As a part of the services provided by the Company and for an additional fee under its waste services contract, stationary compactors that compact waste prior to collection are installed on the premises of a substantial number of large volume customers. No single commercial or industrial contract is individually material to the Company's results of operations.

     The Company's residential solid waste collection and disposal services are performed either on a subscription basis with individual households, or under contracts with municipalities, homeowners associations, apartment owners or mobile home park operators. Municipal contracts grant the Company the right to service all or a portion of the residences in a specified community or to provide a central repository for residential waste drop-off. The Company had more than 150 municipal contracts in place as of June 30, 1998. No single municipal or other residential contract is individually material to the Company's results of operations. Municipal contracts in the Company's market areas are typically awarded on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Residential contract fees are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in its markets for similar service. Municipal collection fees are paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service.


     TRANSFER STATION SERVICES

     The 18 transfer stations operated by the Company receive, compact and transfer solid waste to larger Company-owned vehicles for transport to landfills. The Company believes that transfer stations benefit the Company by:
(i) providing access to multiple landfills; (ii) improving utilization of collection personnel and equipment; (iii) concentrating the waste stream to gain leverage in negotiating for more favorable disposal rates; and (iv) building relationships with municipalities that can lead to opportunities for additional business in the future. The Company expects to develop, own and operate one additional transfer station in 1998. Depending on the location, size and local regulatory environment, transfer stations can be constructed for as little as $150,000 for a small rural facility or as much as $1.0 million for larger sites. The Company believes that it has obtained all permits and authorizations necessary to operate its existing transfer stations and that each of its existing transfer stations has been operated in compliance in all material respects with applicable environmental regulations.

     The Company owns three of the transfer stations it operates, and operates the remaining fifteen transfer stations pursuant to operating agreements. These operating agreements have terms ranging from annual one-year renewals to an indefinite period. The Company generally receives a fixed monthly operating fee for its services under these agreements, together with a variable fee based upon the number of hauls made by the Company from the station. Approximately 30% of waste directed to the transfer stations operated by the Company is delivered by third parties, who pay the Company a fee based on the tonnage delivered. Control of these third-party waste streams coupled with the Company's waste stream adds to the bargaining power exerted by the Company in its negotiations for favorable solid waste disposal rates with landfill operators.

 RECYCLING SERVICES

     Recycling involves the removal of reusable materials from the waste stream for processing and sale in various applications. The Company believes that recycling will continue to be an important component of local and state solid waste management plans as a result of the public's increasing environmental awareness and expanding regulations mandating or encouraging waste recycling. The Company offers commercial, industrial and residential customers recycling for office paper, cardboard, newspaper, aluminum and steel cans, plastic, glass, pallets and yard waste. The Company operates approximately 100 convenience sites located in 15 counties in its market area where residents can dispose of recyclables. These commodities are delivered either to third-party processing facilities in exchange for a fee or to one of four Company-operated facilities for processing prior to resale.

     During the last five years, the Company has invested approximately $5 million in infrastructure to develop regionally located recycling facilities and equipment. Through these facilities, the Company recycles office paper, cardboard, aluminum and steel cans, plastic, glass, pallets and yard waste. In 1997, less than 3% of the Company's waste stream was recycled. Through a centralized effort, the Company resells recycled waste products using commercially reasonable practices and seeks to manage commodity-pricing risk by spreading the risk among its customers.


     CONVENIENCE SITES AND OTHER SPECIALIZED SERVICES

     The Company is a leader in the design and marketing of innovative waste disposal services in its markets. In 1982, the Company developed the concept of a convenience site in response to increasing volumes of waste dumped randomly in rural areas. Each site typically consists of a ramp for easy disposal access, a trash compactor and trash and recycling containers. Most sites have posted operating hours during which Company personnel assist residents with the deposit of waste and recyclables while monitoring the types of waste deposited at the sites. Because these convenience sites reduce the amount of trash dumped along roads and adjacent to recreational areas, the Company believes that county and local governments will contract for these sites to be strategically located. The Company operates approximately 100 of these convenience sites.

     In addition, the Company has increased its efforts to secure additional contracts to manage comprehensive disposal services for large corporations and municipalities. For example, after thorough review and evaluation, the Company may provide a lump sum quote for handling all the waste in a Company's facility. This would include source separating various wastes into commodities for resale and non-recyclables for disposal. The process of sorting at the source, processing through a compaction system and scheduling waste and recyclable removals only when the containers are full reduces the Company's cost and increases the operating efficiency. Furthermore, confidential documents can be controlled throughout the process and destroyed to the customer's satisfaction.


OPERATIONS

     BRANCH FACILITY STRUCTURE

     The Company believes that a branch facilities structure retains decision-making authority close to the customer, which enables it to identify customers' needs quickly and implement cost-effective solutions. Furthermore, the Company believes that it provides a low-overhead, highly efficient operational structure that allows the Company to branch into geographically contiguous markets and operate in small communities which larger competitors may not find attractive. The Company believes that branch facilities and decentralized management of operations provide the Company with a strategic competitive advantage given the relatively rural nature of the Southeastern U.S.

     The Company delivers its waste services from branch locations, generally in contiguous service areas, which permit the Company's branch facilities to provide back-up services and support to one another. Each manager of a branch facility has autonomous service and decision-making authority for the local market area. Each designated region is overseen by a regional manager, who is typically located at one of the Company's branch facilities. As of June 30, 1998, the branch network was divided into the six regions set forth below:



       CENTRAL                SOUTH              WEST               COASTAL         TENNESSEE VALLEY
---------------------   ----------------   ----------------   ------------------   -----------------
 Durham, NC             Wilmington, NC     Graham, NC         Newport, NC          Chattanooga, TN
 Elizabeth City, NC     Bolivia, NC        Greensboro, NC     Jacksonville, NC     Crossville, TN
 Garner, NC             Charleston, SC     Henderson, NC                           Dalton, GA
 Goldsboro, NC          Conway, SC         Oxford, NC                              Lilburn, GA
 Greenville, NC         Sumter, SC                                                 Easley, SC
 Hope Mills, NC                                                      OTHER
                                                              ------------------
 Kinston, NC                                                  Norfolk, VA
 Morrisville, NC                                              Olive Branch, MS
 Rocky Mount, NC
 Wilson, NC

     The managerial philosophy of the Company centers on the principle that customers' needs can best be served at the local level by a staff of well-trained personnel led by a branch manager. Each branch manager is responsible for implementing sales programs, maintaining service quality, promoting safety in the branch's operations and overseeing the day-to-day operations for the branch, including contract administration. Branch managers also assist regional managers in identifying potential acquisition candidates. Frequently, the branch manager is also the branch facility's sales manager; but in larger market areas, branch facilities will have one or more sales persons. Branch managers are compensated based on the performance of their branch. Each branch manager reports to a regional manager or Vice President, who reports directly to the Company's Executive Vice President.

     In addition to delivering the Company's services, branch staff responsibilities include setting up customer accounts, answering customer questions, processing accounts payable and maintaining accurate payroll and personnel information. Maintenance support for collection equipment is also provided at the branch facility. The facility size, number of maintenance personnel and capabilities are determined by the number of vehicles operated and the type of services provided within the branch facility's market area.

     On a monthly basis, the corporate and/or regional officers meet with each branch manager to discuss and evaluate the branch operations. This evaluation is conducted through the use of flash reports on a weekly basis at the branch and regional levels and monthly at the corporate level. Flash reports highlight key operating data such as man-hours, overtime hours, truck hours, revenues and extraordinary costs. These meetings are oriented to identifying trends, opportunities and strategies in the branch facility's proximate geographic area. Using a decentralized approach, but with strong corporate monitoring and strict budgetary and operating guidelines and quality control standards, each branch manager has the authority to exercise discretion in business decisions. The Company's management information systems provide corporate management timely oversight of branch performance.


     INFORMATION TECHNOLOGIES

     A cornerstone of the Company's desire to deliver responsive and cost-effective waste services is its management information system network. Many of the Company's information systems, controls and services are designed to assist branch facilities' personnel in making decisions based upon centralized information. Financial control is maintained through personnel, fiscal and accounting policies which are established at the corporate level for implementation at the branch locations. The Company's systems allow for centralized billing and collection through a lock-box system, thus enhancing cash management. An internal audit program monitors compliance with Company policies and the benchmarks are monitored continuously using an advanced management information system. This information system links the Company's IBM AS400 computer to each branch using satellite technology which allows each branch on-line, real-time financial, productivity, maintenance and customer information.

 SUPPORT SERVICES

     In order to ensure focus at the branch facility level and to support branch operations, the Company established its Support Services Team during 1995. Support services include: (i) safety and training services; (ii) risk management; (iii) capital expenditure evaluation; (iv) human resources services; (v) equipment maintenance; (vi) location of most economical disposal facilities; (vii) purchasing; (viii) sales and marketing support; (ix) productivity analysis; (x) research and development services; and (xi) acquisition due diligence. The Support Services Team provides significant assistance to the branch facilities in the integration of newly acquired operations and in securing new and retaining existing customers. Successful integration of an acquired business is critical to achieving operational and administrative efficiencies and improved profitability of the incremental business.

     Support services include a comprehensive safety and risk management program that has strong management support and includes strict safety rules and policies, accident investigations, tracking and statistical analysis, employee safety awards, branch safety committees and random facility inspections by both corporate staff and an outside loss control specialist. Management believes that its safety program has resulted in accident rates and insurance loss ratios that are consistently lower than industry averages.


LANDFILL AND OTHER DISPOSAL ALTERNATIVES

     Waste Industries currently utilizes approximately 100 disposal sites in the markets it serves. The Company has historically opted to contract for landfill services due to the availability of disposal space at favorable tipping fees in close proximity to its current markets. In certain markets, the Company has been able to control disposal costs by negotiating long-term disposal contracts with Subtitle D landfill operators. In addition, the Company operates an extensive network of transfer stations to consolidate waste streams and receive volume discounts on disposal costs.

     The Company believes that many landfills not in compliance with Subtitle D Regulations will close in its market area in the next few years. Despite this, the absolute volume of disposal capacity is increasing due both to the expansion of capacity at existing landfills and the opening of new landfills. Landfill operators are aggressively soliciting solid waste volumes to ensure cash flows sufficient to support the expansion costs and other capital expenditures made to achieve compliance with the provisions of Subtitle D. Management believes there will continue to be a significant supply of low-cost disposal capacity in its current markets and that by controlling a large volume of the waste stream it will be able to continue to negotiate favorable disposal costs. The Company plans to continue to secure long-term disposal contracts with Subtitle D landfill operators and to continue expansion of transfer stations. Transfer stations allow the Company access to additional disposal sites and are substantially less expensive to develop than landfills. The Company believes that landfills that have been targeted for closure may provide prime sites to develop transfer stations.

     Although as of June 30, 1998 the Company did not own or operate a landfill site, it may decide to acquire a landfill, develop a landfill, or partner with an experienced landfill operator for the acquisition, development or assumption of the operation of a landfill. See " -- Acquisition Program -- Recent Developments". In its current markets, such action would be pursued if the Company believed that ownership or operation of a landfill in a particular market would provide significant cost benefits compared to its traditional system of consolidating waste and negotiating favorable disposal rates. In a new market, the Company may become a landfill owner or operator if that market lacks the amount of disposal capacity that the Company has experienced in its current markets.

     The Company intends to develop land clearing and inert debris ("LCID") landfills in the near future. Such development would provide the Company an opportunity to dispose of a portion of the Company's waste stream in its own landfill, rather than paying a third party to do so. LCID landfills can only take limited kinds of waste (namely land-clearing and inert debris such as trees, rocks and concrete), as opposed to traditional solid waste landfills, which can take any kind of waste (except hazardous waste). Traditional solid waste landfills are therefore subject to more stringent regulation than LCID landfills. As a result, LCID landfills generally can be constructed in a relatively short time and involve fewer regulatory hurdles compared to traditional solid waste landfills.


MARKETING AND SALES

     Waste Industries markets its services locally through its regional and branch managers and approximately 35 direct sales representatives who focus on commercial, industrial and residential customers. The Company also obtains new customers from referral sources, its general reputation and local market print advertising. Leads are also developed from a construction reporting service, new building permits, business licenses and other public records. Additionally, each branch facility advertises in the yellow pages and other local business print media that cover its service area. A variety of methods are used to market services directly to individual households. Some branch locations have dedicated sales representatives that market residential services. The Company engages in direct mail campaigns and door-to-door marketing and works with real estate agents and developers to sell services to new developments. The Company recently installed telemarketing programs to sell residential services. All Company containers display the Company logo, name and telephone number. Additionally, the Company attends and makes presentations at municipal and state conferences and advertises in governmental associations' membership publications.

     The Company's sales representatives visit customers on a regular basis and make sales calls to potential new customers. These sales representatives receive a significant portion of their compensation based upon certain incentive formulas. The Company emphasizes providing quality services and customer satisfaction and retention, and believes that its focus on quality service will help retain existing and attract additional customers. Maintenance of a local presence and identity is an important aspect of the Company's marketing plan, and many of the Company's managers are involved in local governmental, civic and business organizations.

     No single Company customer accounted for more than 4% of the Company's revenues in 1997. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operations.


COMPETITION

     The solid waste management industry is highly competitive, very fragmented and requires substantial labor and capital resources. Intense competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The industry includes four large national waste companies: Allied Waste Industries, Inc. (which has announced its impending merger with American Disposal Services, Inc.); Browning-Ferris Industries, Inc.; Republic Services, Inc.; and Waste Management, Inc. (which recently merged with USA Waste Services, Inc. and has announced its impending merger with Eastern Environmental Services, Inc.) There are several other public companies with annual revenue in excess of $100 million, including:
American Disposal Services, Inc.; Casella Waste Systems, Inc.; Eastern Environmental Services, Inc.; and Superior Services, Inc. The Company competes with a number of these and other regional and local companies, including publicly or privately owned providers of incineration services.

     The Company also competes with certain municipalities that operate their own solid waste collection and disposal facilities. These municipalities may have certain advantages over the Company due to the availability of tax revenues and tax-exempt financing.

     The Company competes for collection and recycling accounts primarily on the basis of price and quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may also lead to reduced pricing for the Company's services or the loss of business. The Company provides a substantial portion of its residential collection services under municipal contracts. As is generally the case in the industry, municipal contracts are subject to periodic competitive bidding. The balance of the Company's residential services are provided on a subscription basis.


PROPERTY AND EQUIPMENT

     As of June 30, 1998, the Company owned facilities which covered in the aggregate more than 140 acres and approximately 118,000 square feet of space.

     As of June 30, 1998, the Company leased facilities which covered in the aggregate approximately 50 acres and approximately 99,000 square feet. The Company's corporate headquarters is leased under a traditional real property lease and contains approximately 10,000 square feet of space.

     The major types of equipment used by the Company to service its customers are (i) containers in which customers deposit their waste and (ii) vehicles for collecting and transporting waste.


     CONTAINERS

     Some type of container is used in almost every service provided by the Company, and the Company therefore has an extensive inventory on-hand or on-site at customers' locations. The Company owns all of its containers and centrally manages its inventory located at the branch facility level. The Company also owns a significant number of on-site compaction containers, which provide efficiency for high-volume solid waste generators. Container life is dependent on the location of the container, the type of waste that is deposited into the container and how the container is maintained. Proper maintenance of commercial and industrial front loader and roll-off containers consists of regular repainting, scheduled repairs and switch-outs, quality cleaning, sanding and priming and monitoring of the container by Company employees to check for needed repairs. Residential collection containers require minor maintenance.


     COLLECTION VEHICLES

     The Company utilizes a fleet of specialized collection vehicles to collect and transport waste and to provide recycling and convenience site services. The Company owns approximately 93% of its transportation fleet and leases the remainder. The Company has implemented an aggressive and reliable maintenance program to extend the useful lives of its equipment. Preventative and long-term maintenance is performed on regularly scheduled cycles that are more frequent than most manufacturers' suggested schedules. Preventative maintenance is performed on collection vehicles after every 150 to 250 hours of operation depending on its class, and long-term maintenance (reconstruction of engines, transmissions, etc.) is performed every four to six years. Additionally, cosmetic repairs (painting, interior upholstery repairs) are performed as needed. The majority of the maintenance program is done by Company personnel located in branch facilities.


EMPLOYEES

     At June 30, 1998, the Company employed approximately 1,200 full-time employees. None of the Company's employees are represented by unions, and the Company has no knowledge of any organizational efforts among its employees. The Company has experienced low turnover among its employees and believes that its relations with its employees are good.


RISK MANAGEMENT, INSURANCE AND PERFORMANCE BONDS

     Waste Industries actively maintains an environmental and other risk management programs appropriate for its business. The Company's environmental risk management program includes evaluating both existing facilities, as well as potential acquisitions, for environmental law compliance and operating procedures. The Company also maintains a worker safety program that encourages safe practices in the workplace. Operating practices at all existing Company operations stress minimizing the possibility of environmental contamination and litigation. The Company believes that all of its facilities are in compliance in all material respects with applicable state and federal regulations.

     The Company carries a range of insurance intended to protect its assets and operations, including a commercial general liability policy and a property damage policy. A partially or completely uninsured claim against the Company (including liabilities associated with cleanup or remediation at its own facilities) if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations or financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.

     Municipal solid waste collection contracts may require performance bonds or other means of financial assurance to secure contractual performance. The Company has not experienced difficulty in obtaining performance bonds or letters of credit for its current operations. At June 30, 1998, the Company had provided customers and various regulatory authorities with bonds and letters of credit of approximately $3.0 million to secure its obligations. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. If the Company develops or owns landfills in the future, the Company will attempt to obtain insurance coverage for its long-term care and final closure obligations with respect to any such landfills.


REGULATION

     INTRODUCTION

     The Company is currently subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations not only strictly regulate the conduct of the Company's operations but also are related directly to the demand for many of the services offered by the Company.

     The regulations affecting the Company are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. The Company believes that it is currently in substantial compliance with applicable federal, state and local laws, permits, orders and regulations, and it does not currently anticipate any material environmental costs (although there can be no assurance in this regard). The Company anticipates there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste services industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

     In order to transport waste, it is necessary for the Company to possess one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency. No Company permit has ever been revoked.

     In the future, the Company may expand its activities to include ownership and operation of landfill sites. See " -- Acquisition Program -- Recent Developments". In order to develop, own or operate a landfill, a transfer station or most other solid waste facilities, the Company is required to go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. Obtaining these permits and zoning or land use approvals is difficult, time consuming and expensive and is often opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

     If the Company is successful in acquiring or developing landfill sites, the Company's facilities will be subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with any such landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations.

     The principal federal, state and local statutes and regulations applicable to the Company's various operations are as follows:


     THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976

     RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous.

     Among the wastes that are specifically designated as nonhazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff and most nonhazardous industrial waste products.

     Although the Company is currently not involved with transportation or disposal of hazardous substances, the Company transported hazardous substances in the past and may become involved with hazardous substance transportation and disposal in the future. The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C regulations provide standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. Subtitle C imposes detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, facility closure, post-closure and financial responsibilities.

     In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D Regulations criteria. Various states into which the Company operates or may enter have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.


     THE FEDERAL WATER POLLUTION CONTROL ACT OF 1972

     The Federal Water Pollution Control Act of 1972, as amended ("Clean Water Act"), establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the U.S. If run-off from the Company's transfer stations or if run-off or collected leachate from the Company's potentially owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent possibly contaminated landfill storm water runoff from flowing into surface waters. The Company believes that its facilities are in compliance in all material respects with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water.


     THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980 ("CERCLA")

     CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company, or any other generator, transporter or the owner or operator of the facility, completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the U.S. upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. The Company's ability to get others to reimburse it for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties.


     THE CLEAN AIR ACT

     The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has proposed new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials.

     Some of the federal statutes described above contain provisions authorizing under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes.


     THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970

     OSHA establishes employer responsibilities and authorizes the promulgation by the Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various of those promulgated standards may apply to the Company's operations, including those standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of packaged asbestos-containing materials or other regulated substances during transportation or landfill disposal.

 STATE AND LOCAL REGULATIONS

     Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted Superfund statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

     Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although Congress has not yet passed such legislation, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

     In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the U.S. Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

     There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its facilities at their full capacity.


LEGAL PROCEEDINGS

     In the normal course of its business and as a result of the extensive governmental regulation of the waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke, or to deny renewal of, an operating permit held by the Company. In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, there is no current proceeding or litigation involving the Company that it believes will have a material adverse effect upon the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company as of June 30, 1998:



NAME                              AGE  POSITION(S)
-------------------------------- ----- --------------------------------------------------------------
     Lonnie C. Poole, Jr. ......  61   Chairman, Chief Executive Officer and Director
     Jim W. Perry ..............  53   President, Chief Operating Officer and Director
     Robert H. Hall ............  51   Vice President, Chief Financial Officer, Secretary, Treasurer
                                       and Director
     Henry E. Dick .............  50   Executive Vice President
     J. Gregory Poole, Jr.(1) ..  63   Director
     Thomas F. Darden(1) .......  43   Director

---------
(1) Member of the Audit and Compensation Committees.

     Lonnie C. Poole, Jr. founded the Company in 1970 and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since that time. Mr. Poole holds a B.S. in Civil Engineering from North Carolina State University and an M.B.A. from the University of North Carolina at Chapel Hill. Mr. Poole has more than 27 years' experience in the solid waste industry. He has served in the Environmental Industry Association, a non-profit business association established to, among other things, inform, educate and assist its members in cost-effective, safe and environmentally responsible management of waste ("EIA", formerly the National Solid Waste Management Association or the "NSWMA"), in the following positions: Chairman, Vice-Chairman, Board Member. In addition, Mr. Poole has served in the EIA Research and Education Foundation as Chairman and now is a member of its Board of Directors. Mr. Poole was inducted into the EIA Hall of Fame in 1994.

     Jim W. Perry joined the Company in 1971 and has served as the Company's President and Chief Operating Officer since 1987 and as a director since 1974. Mr. Perry holds a B.S. in Agricultural and Biological Engineering from North Carolina State University and an M.S. in Systems Management from the University of Southern California. Mr. Perry has more than 27 years' experience in the solid waste industry and has received the Distinguished Service Award from the NSWMA. In addition, Mr. Perry has served in the Carolinas Chapter of NSWMA as Chairman and on the Membership Committee. Mr. Perry was inducted into the EIA Hall of Fame in 1997.

     Robert H. Hall joined the Company in 1978 and has served as the Company's Chief Financial Officer, Vice President, Secretary and Treasurer since 1983 and as a director since 1983. Mr. Hall is a Certified Public Accountant and holds a B.S. in Business Administration from East Carolina University. Mr. Hall has more than 19 years' experience in the solid waste industry.

     Henry E. Dick has served as the Company's Executive Vice President, responsible for all operating divisions and all sales and marketing activities, since 1991. Prior thereto, he served in various positions, most recently as the Company's Vice President of Sales and Marketing from 1987 to 1991. Mr. Dick holds a B.A. in Political Science from Guilford College. Mr. Dick has more than 15 years' experience in the solid waste industry. Mr. Dick has served the Carolinas Chapter of NSWMA as Chairman for two years, Vice-Chairman for four years, Legislative Chairman for four years and member of the Waste Hauler's Council. Mr. Dick was voted EIA Member of the Year for 1997.

     J. Gregory Poole, Jr. an original investor in the Company in 1970, has served as a member of the Board of Directors since 1994. Mr. Poole has been Chairman of the Board and Chief Executive Officer of Gregory Poole Equipment Company, a retail distributor of Caterpillar equipment, for over five years. Mr. Poole is a member of the Board of Directors of First Union Corporation. Mr. Poole holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill. Mr. Poole has more than 23 years' experience in the solid waste industry.

     Thomas F. Darden has served as a director of the Company since June 1997. Since 1984, Mr. Darden has served as Chairman of Cherokee Industries, which includes Cherokee Sanford Group (a brick manufacturing company) and a group of environmental companies, and as a principal of Franklin Street/Fairview Capital, a private investment company. Since 1990, Mr. Darden has twice been appointed to and currently serves on the North Carolina Board of Transportation. He also acts as a Trustee of the Triangle Transit Authority and of Shaw University, and is a director of Winston Hotels, Inc. In addition, Mr. Darden has served on the Board of Visitors and currently serves on the Honors Advisory Board at the University of North Carolina at Chapel Hill. Mr. Darden holds a B.A. with Highest Honors and an M.R.P. in Environmental Planning from the University of North Carolina at Chapel Hill, and a J.D. from Yale University.


OTHER KEY EMPLOYEES

     The following table sets forth certain information concerning the other key employees of the Company as of June 30, 1998:



NAME                                  AGE  POSITION(S)
------------------------------------ ----- ------------------------------------------------
   Lonnie C. Poole, III ............  36   Vice President and Director of Support Services
   Steven C. Goode .................  48   Vice President of Marketing
   Joseph W. Peacock, Jr. ..........  48   Vice President
   Stephen C. Shaw .................  38   Vice President of Finance and Controller
   Joe H. Lowry, Jr. ...............  43   Director of Human Resources
   Ralph A. Ford ...................  42   Director of Risk Management
   Harrell J. Auten ................  50   Vice President
   Roger C. Davis ..................  54   West Regional Manager
   Dallas D. Goodwin ...............  47   Coastal Regional Manager
   Richard D. Lauck ................  52   Vice President
   James M. Roberts ................  48   Vice President
   William A. Williams .............  52   Division Manager

     Lonnie C. Poole, III has served as the Company's Vice President, Director of Support Services since 1995. From 1990 to 1995, he served as the Company's Risk Management Director. Mr. Poole holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole is the son of Lonnie C. Poole, Jr. Mr. Poole has more than eight years' experience in the solid waste industry.

     Steven C. Goode has served as Vice President of Marketing since 1995. Prior thereto, he served in various managerial capacities for the Company, including as Vice President from 1991 to 1995. Mr. Goode studied Business Administration at Virginia Commonwealth University and holds an A.S. in Business Administration from John Tyler Community College. Mr. Goode has more than 14 years' experience in the solid waste industry.

     Joseph W. Peacock, Jr. has served as Vice President of the Company since 1994. He has been employed by the Company since 1983, beginning as the parts manager. Since that time, he has been promoted to Operations Manager, General Manager and, in 1994, Vice President. Mr. Peacock received a business management degree from North Carolina State University in 1974. Mr. Peacock has more than 15 years' experience in the solid waste industry.

     Stephen C. Shaw has served as the Company's Controller since he joined the Company in 1985 and as Vice President of Finance since 1991. Mr. Shaw is a Certified Public Accountant, and holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill. Mr. Shaw has more than 13 years' experience in the solid waste industry.

     Joe H. Lowry, Jr. has served as the Company's Director of Human Resources since he joined the Company in October 1995. Prior to joining the Company, he worked for over 13 years for Carolina Power and Light Company, most recently as the Senior Human Resources Representative for its Southern Division. Mr. Lowery holds an A.S. degree from Lees-McRae College and a B.A. in Education from Western Carolina University. Mr. Lowry has more than three years' experience in the solid waste industry.

     Ralph A. Ford has served as the Company's Risk Manager since he joined the Company in September 1996. Prior to joining the Company, he worked for over five years for Chambers Development Company, most recently as the Northern Region Safety Manager following that company's merger with USA Waste in 1995. Mr. Ford holds a B.S. in Industrial Education and an M.A. in Vocation/Industrial Education from Tennessee State University. Mr. Ford has more than seven years' experience in the solid waste industry.

     Harrell J. Auten has served as a Vice President of the Company since March 1998. From 1993 until March 1998, he served as the Company's South Regional Manager since 1993. From 1991 to 1993, he owned and operated his own company, Lodal-South, Inc. Mr. Auten holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill. Mr. Auten has more than 27 years' experience in the solid waste industry.

     Roger C. Davis has served as the Company's West Regional Manager since 1995. Since he joined the Company in 1987, he has served in various positions, including as Division Manager from 1990 to 1995. Mr. Davis holds a B.S. in Business Administration from the University of New York at Albany and an A.S. in Applied Science in Industrial Management from El Paso Community College. Mr. Davis has more than 11 years' experience in the solid waste industry.

     Dallas D. Goodwin has served as the Company's Coastal Regional Manager since 1990. He holds a B.S. in Business Administration from Pembroke State University and attended the North Carolina School of Banking and the Graduate School of Retail Banking at the University of Virginia. Mr. Goodwin has more than eight years' experience in the solid waste industry.

     Richard D. Lauck has served as a Vice President of the Company since March 1998. From November 1995 until March 1998, he served as the Company's Central Regional Manager. Prior to joining the Company, Mr. Lauck worked for 14 years with Waste Management, Inc., where he held various operational positions including General Manager, Vice President and Region Manager. Mr. Lauck holds a B.S. degree, specializing in Marketing, from the University of Northern Colorado and an M.S. from Colorado State University. Mr. Lauck has more than 16 years' experience in the solid waste industry.

     James M. Roberts has served as a Vice President of the Company since 1995. From 1990 until December 1997, he served as the Company's East Regional Manager. Since he joined the Company in 1978 he has served in various positions including Division Manager from 1985 until 1990. Mr. Roberts studied Forestry and Business Administration at Wayne Community College. Mr. Roberts has more than 19 years' experience in the solid waste industry.

     William A. Williams has served as a Division Manager of the Company since 1978. Since joining the Company in 1973, he has served in various positions, including Branch Manager from 1973 to 1978. Mr. Williams has more than 25 years' experience in the solid waste industry.

     None of the executive officers, directors or other key employees of the Company is related to any other executive officer, director or other such key employee, except that Lonnie C. Poole, Jr. and Lonnie C. Poole, III are father and son.


BOARD COMMITTEES

     The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent auditors, reviewing and approving the scope of the annual audit activities of the auditors, approving the audit fee payable to the auditors, reviewing audit results and approving related party transactions. J. Gregory Poole, Jr. and Thomas F. Darden are the members of the Audit Committee.

     The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation structure for the Company's directors, officers and other managerial personnel, including salaries, bonuses, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and will administer the Company's stock plans. J. Gregory Poole, Jr. and Thomas F. Darden are members of the Compensation Committee.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION

     The following table sets forth all compensation paid by the Company for services rendered to it in all capacities for the fiscal years ended December 31, 1996 and 1997 to the Company's Chief Executive Officer and the Company's other executive officers who earned at least $100,000 in the respective fiscal year (collectively, the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLE



                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                               ANNUAL COMPENSATION   ---------------
                                                     FISCAL                           STOCK OPTIONS      ALL OTHER
NAME AND PRINCIPAL POSITION                           YEAR      SALARY      BONUS        (SHARES)     COMPENSATION(1)
--------------------------------------------------- -------- ----------- ----------- --------------- ----------------
Lonnie C. Poole, Jr. ..............................  1997     $ 224,324   $141,127            --       $  42,632 (2)
 Chairman and Chief Executive Officer                1996     $ 219,154   $212,229       199,320       $  42,019 (2)
Jim W. Perry, President ...........................  1997     $ 201,676   $ 90,835            --       $  42,760 (2)
                                                     1996     $ 197,060   $148,561        96,836       $  40,831 (2)
Robert H. Hall ....................................  1997     $ 135,600   $ 52,997            --       $  42,695 (2)
 Chief Financial Officer, Secretary and Treasurer    1996     $ 120,467   $ 63,669        13,456       $  40,610 (2)
Henry E. Dick .....................................  1997     $ 122,720   $ 52,020            --       $   11,626
 Executive Vice President                            1996     $ 109,611   $ 52,864         7,740       $    9,593

---------
(1) Includes profit sharing contributions and an automobile allowance for each of the Named Executive Officers of $3,169 and $4,200, respectively, in 1996 and $4,511 and $4,200, respectively, in 1997. Includes life insurance premiums paid by the Company on executive group policy insurance coverage in excess of $50,000 payable to the Named Executive Officers or their respective families in the following amounts in 1996 and 1997, respectively; Mr. Poole, $1,715 and $2,448; Mr. Perry, $953 and $874; Mr. Hall $463 and $493; and Mr. Dick, $272 and $419. Also includes Company contributions to the Company's 401(k) Plan in the following amounts in 1996 and 1997, respectively: Mr. Poole, $2,135 and $673; Mr. Perry, $1,709 and $2,375; Mr. Hall, $1,978 and $2,691; Mr. Dick, $1,952 and $2,496.

(2) Includes director's fees of $30,800 for periods prior to the Company's initial public offering. See " -- Director Compensation".


     OPTION GRANTS, EXERCISES AND HOLDINGS AND FISCAL YEAR-END OPTION VALUES

     No Named Executive Officer was granted or exercised a stock option during the year ended December 31, 1997. The following table sets forth certain information concerning the number and value of unexercised options held by the Named Executive Officers as of December 31, 1997:


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES



                                      NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                 UNDERLYING UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                                      AT DECEMBER 31, 1997              AT DECEMBER 31, 1997(1)
                               ----------------------------------- ----------------------------------
NAME                            EXERCISABLE(2)   UNEXERCISABLE(2)   EXERCISABLE(2)   UNEXERCISABLE(1)
------------------------------ ---------------- ------------------ ---------------- -----------------
Lonnie C. Poole, Jr. .........     199,320                --          $2,690,820         $     --
Jim W. Perry .................      76,800            20,036           1,036,416          270,486
Robert H. Hall ...............       3,200            10,256              43,200          138,456
Henry E. Dick ................          --            11,740                  --          158,490

---------
(1) Options are considered in-the-money if the market value of the shares covered thereby is greater than the option exercise price. Value is calculated based on the difference between the fair market value of the shares of Common Stock at December 31, 1997 ($18.625), as quoted on the Nasdaq Stock Market, and the exercise price of the options.

(2) The first number represents the number or value (as called for by the appropriate column) of exercisable options; the second number represents the number or value (as appropriate) of unexercisable options.


     STOCK PLANS

     The Company's 1997 Stock Plan (the "Stock Plan") was adopted by the Company's Board of Directors in April 1997 and approved by the Company's shareholders in June 1997. A total of 1,800,000 shares of Common Stock have been reserved for issuance under the Stock Plan. At the same time that the Stock Plan was adopted, the Board terminated the Company's Employee Non-Qualified Stock Option Plan (the "Option Plan" and, together with the Stock Plan, the "Plans") as to future grants. As of August 11, 1998, 1,416,972 shares of Common Stock had been issued upon exercise of options granted under the Option Plan and options to purchase 734,343 shares of Common Stock at a weighted average exercise price of $6.50 per share were outstanding under the Plans. The Plans provide for grants of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors), and each of the Plans provides for grants of nonstatutory options to employees and consultants. The Stock Plan also allows for the grant of purchase rights. The Plans are administered by the Compensation Committee of the Board of Directors. The Stock Plan will terminate in April 2007, unless sooner terminated by the Board of Directors.

     The exercise price of incentive stock options granted under the Stock Plan must not be less than the fair market value of the Common Stock on the date of grant, and the exercise price of nonstatutory options under the Stock Plan must not be less than 85% of the fair market value of the Common Stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the Common Stock on the date of grant, and the term of the option must not exceed five years. The terms of all other options may not exceed 10 years. The aggregate fair market value of Common Stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000.


 401(K) PLAN

     The Company maintains an Employees' Retirement Savings Plan (the "401(k) Plan") for employees who elect to participate. Subject to certain limitations, participants may contribute up to 15% of their compensation on a pre-tax basis to the 401(k) Plan and the Company may contribute matching funds in an amount equal to 25% of each dollar up to the amount allowed by applicable federal law. In addition, the 401(k) Plan has an annually discretionary profit sharing plan rider where the Company makes tax deferred contributions based on eligible employees' compensation. Amounts attributable to participant contributions under the 401(k) Plan are fully vested at all times (with Company contributions vesting in increments of 20% per year after the first two years of employment). Participants are entitled to receive their vested 401(k) Plan accounts, including investment earnings, upon death, retirement or other termination of employment.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of J. Gregory Poole, Jr. and Thomas F. Darden, neither of whom was at any time during the fiscal year ended December 31, 1997 or at any other time an officer or employee of the Company. Mr. Perry, President and a director of the Company, is also a member of the compensation committee of Gregory Poole Equipment Company, of which J. Gregory Poole, Jr., a member of the Company's Compensation Committee, is the Chairman and Chief Executive Officer. No other executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of Directors or the Compensation Committee of the Company.


DIRECTOR COMPENSATION

     Non-employee directors (J. Gregory Poole, Jr., and Thomas F. Darden) are entitled to receive an annual retainer fee in cash or stock of the Company equal in value to $5,000, plus $500 in cash or stock value at the option of the individual director for attending each meeting of the Board of Directors and each Board of Directors' committee meeting, in addition to reimbursement of out-of-pocket expenses. For the portion of 1997 prior to the Company's initial public offering, employee directors of the Company each received $30,800 as compensation for service as members of the Board of Directors. Directors who are also employees of the Company no longer receive compensation for serving as directors.


LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation eliminate, to the fullest extent permitted by the North Carolina Business Corporation Act (the "Business Corporation Act"), the personal liability of each director to the Company or its shareholders for monetary damages for breach of duty as a director. This provision in the Articles of Incorporation will not change a director's duty of care, but will eliminate monetary liability for certain violation of that duty, including violations based on grossly negligent business decisions that may include decisions relating to attempts to change control of the Company. The provision will not affect the availability of equitable remedies for a breach of the duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty; in certain circumstances, however, equitable remedies may not be available as a practical matter. Under the Business Corporation Act, the limitation of liability provision is ineffective against liabilities for (i) acts or omissions that the director knew or believed at the time of the breach to be clearly in conflict with the best interests of the Company, (ii) unlawful distributions described in Business Corporation Act Section 55-8-33, (iii) any transaction from which the director derived an improper personal benefit, or
(iv) acts or omissions occurring prior to the date the provision became effective. The provision also in no way affects a director's liability under the federal securities laws.

     Also, to the fullest extent permitted by the Business Corporation Act, the Company's Bylaws provide, in addition to the indemnification of directors and officers otherwise provided by the Business Corporation Act, for indemnification of the Company's current or former directors, officers, and employees against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status or activities as directors, officers and employees, except for liability or litigation expense incurred on account of activities that were at the time known or believed by such director, officer or employee to be clearly in conflict with the best interests of the Company.

     The Company has director and officer liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

     At present, there is no pending litigation or proceeding involving any director or officer, employee or agent of the company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

     On March 31, 1998, the Company acquired ECO Services, Inc., a Georgia corporation engaged in the solid waste collection business in Mississippi, Tennessee and Arkansas ("ECO"), in exchange for 300,933 shares of Common Stock (the "ECO Merger Consideration"). Pursuant to such exchange, Lonnie C. Poole, Jr., the Company's Chairman and Chief Executive Officer, Jim W. Perry, the President and a director of the Company, and Robert H. Hall, the Chief Financial Officer and a director of the Company, and Henry E. Dick, an executive officer of the Company, received approximately 61.0%, 14.6%, 1.4% and 1.3%, respectively, of the ECO Merger Consideration by virtue of each of their respective shareholdings in ECO. The shares of Common Stock issued in this transaction have registration rights. The ECO Merger Consideration (valued at $5,750,000) was within the range of values attributed to the equity of ECO ($5,500,000 to $6,000,000) as determined by the independent investment bank hired by the Company to perform such valuation.

     On March 31, 1998, the Company also acquired Air Cargo Services, Inc., a North Carolina corporation engaged in the business of collection and processing of recyclables, intermediate transportation of solid waste, and local and long distance freight pick-up and delivery in Raleigh and Greensboro ("ACS"), in exchange for 19,622 shares of Common Stock (the "ACS Merger Consideration"). Pursuant to such exchange, Lonnie C. Poole, Jr., Jim W. Perry and Robert H. Hall, as the shareholders of ACS, received the entire ACS Merger Consideration. The shares of Common Stock issued in this transaction have registration rights. The ACS Merger Consideration (valued at $375,000) was within the range of values attributed to the equity of ACS ($350,000 to $400,000) as determined by the independent investment bank hired by the Company to perform such valuation.


     The Company performs or has performed certain management and accounting services on behalf of Lonnie Poole's Servicenter, Inc. ("LPSC") and ECO, for which the Company is reimbursed for its costs for providing these services, plus a specified percentage of net income of LPSC and ECO. LPSC is owned by the wife and two sons of Lonnie C. Poole, Jr., one of whom, Lonnie C. Poole, III, is a key employee of the Company, and the other of whom is an employee of the Company. Prior to the Company's acquisition of ECO in March 1998, Lonnie C. Poole, Jr. was a significant shareholder of ECO, and Jim W. Perry, Robert H. Hall and Henry E. Dick also were shareholders of ECO. In 1997, the Company earned $112,262 under these arrangements.

     In November 1986, the Company guaranteed a promissory note payable to J. Gregory Poole, Jr. by Lonnie C. Poole, Jr., Jim W. Perry and Robert H. Hall. This note bore interest at 7.5% per annum. Outstanding principal under this note did not exceed $100,000 during 1997, and the note was paid in full on December 15, 1997.

     Lonnie C. Poole, Jr., Jim W. Perry, Robert H. Hall and J. Gregory Poole, Jr. were each indebted to the Company for certain amounts payable in connection with the purchase of shares of Company Common Stock and for premiums paid by the Company on life insurance policies under a Cross Purchase Agreement which expired upon completion of the Company's initial public offering in June 1997. These debts were repaid in full in April 1998. Prior to such repayment, these debts bore interest at 7.5% per annum and were payable in full on demand. Outstanding amounts of such indebtedness at December 31, 1997 were: Lonnie C. Poole, Jr., $33,845; Mr. Perry, $30,973; Mr. Hall, $2,219; and J. Gregory Poole, Jr., $16,667.

     In each of 1993 and 1995, the Company and Lonnie C. Poole, Jr. loaned $100,000 and $85,185, respectively, and in 1996 Mr. Poole loaned an additional $40,000, all to ECO under demand notes bearing interest at 5.5% and 7.19%, respectively. As of December 31, 1997, ECO owed the Company and Mr. Poole approximately $428,030 in principal and accrued interest on these notes. ECO repaid the full amount under these notes following the Company's acquisition of ECO in March 1998.

     In February 1997, prior to the Company's appointment of Thomas F. Darden to its Board of Directors, the Company purchased 37 acres of land from the Cherokee Sanford Group, of which Mr. Darden is Chairman and a significant shareholder, for $62,253, which the Company believes represented fair market value at that time. Mr. Darden became a director of the Company in June 1997.

     The Company has a policy that all transactions between the Company and its executive officers, directors and other affiliates must be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors, and must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of shares of the Company's Common Stock as of September 10, 1998 by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, as listed under "Management -- Executive Compensation -- Summary Compensation" above, and (iv) all directors and executive officers of the Company as a group. Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock indicated below. Share ownership in each case includes shares issuable upon exercise of warrants and options that may be exercised within 60 days after the date of this Prospectus for purposes of computing the percentage of Common Stock owned by such person but not for purposes of computing the percentage owned by any other person.



                                                                    SHARES
                                                                 BENEFICIALLY   PERCENTAGE
NAME                                                                 OWNED       OWNED(1)
--------------------------------------------------------------- -------------- -----------
Lonnie C. Poole, Jr.(2) .......................................    6,626,578       48.8%
 3949 Browning Place
 Raleigh, North Carolina 27609
Lonnie C. Poole, III(3) .......................................    2,391,317       17.8%
 3949 Browning Place
 Raleigh, North Carolina 27609
Scott J. Poole(4) .............................................    2,377,760       17.7%
 2408 Mt. Vernon Church Road
 Raleigh, North Carolina 27614
Jim W. Perry(5) ...............................................    1,625,448       12.1%
 3949 Browning Place
 Raleigh, North Carolina 27609
J. Gregory Poole, Jr.(6) ......................................      635,880        4.8%
Robert H. Hall(7) .............................................       88,088          *
Henry E. Dick .................................................       16,337          *
Thomas F. Darden(8) ...........................................        2,000          *
All directors and executive officers as a group (6 persons)(9)     8,994,331       65.8%

---------
  * Less than one percent.

(1) As of September 10, 1998 the Company had 13,380,905 shares of Common Stock outstanding.

(2) Includes 199,320 vested shares underlying options, 1,000 shares owned by Mr. Poole's wife and 4,380,090 shares held by three grantor trusts of which Lonnie C. Poole, III and Scott J. Poole, Mr. Poole's children, are beneficiaries and/or trustees.

(3) Includes 60,280 vested shares underlying options, 989,260 shares held by a trust of which Mr. Poole is a co-trustee and beneficiary and 989,258 shares held by a trust of which he is a beneficiary with shared investment power.

(4) Includes 60,400 vested shares underlying options, 989,260 shares held by a trust of which Mr. Poole is a co-trustee and beneficiary and 989,258 shares held by a trust of which he is a beneficiary with shared investment power.

(5) Includes 76,800 vested shares underlying options.

(6) Includes 540,000 shares owned by Mr. Poole's three adult children and 2,520 shares held by Mr. Poole's children as custodian for his three grandchildren. As to all of such shares, Mr. Poole disclaims beneficial ownership.

(7) Includes 3,200 vested shares underlying options, 580 shares held by Mr. Hall as custodian for his two minor children and 1,000 shares held by Mr. Hall's wife. As to the shares held by his wife, Mr. Hall disclaims beneficial ownership.

(8) The shares are held in a custodial account managed by Mr. Darden's wife for the benefit of Mr. Darden's minor child.

(9) Includes the shares (including shares underlying options) discussed in footnotes (2) and (5) - (8).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital of the Company consists of 80,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of undesignated Preferred Stock, par value $0.01 per share.


COMMON STOCK

     As of September 10, 1998, assuming no exercise of options, there were 13,380,905 shares of Common Stock outstanding, held of record by approximately 95 shareholders. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The outstanding shares of the Common Stock are fully paid and nonassessable. No preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the Common Stock. The Common Stock is quoted on the Nasdaq National Market.


PREFERRED STOCK

     No shares of Preferred Stock are outstanding. The Company's Board of Directors is authorized, without further shareholder action, to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the Preferred Stock. Although there is no current intention to do so, the Board of Directors of the Company may, without shareholder approval, issue shares of a class or series of Preferred Stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.


CERTAIN STATUTORY AND OTHER PROVISIONS

     STATUTORY PROVISIONS

     The North Carolina Business Corporation Act contains a "Shareholder Protection Act" which, with certain exceptions discussed below, requires approval of certain business combinations between a North Carolina corporation and any beneficial holder of more than 20% of the voting shares of the corporation by the holders of at least 95% of the voting shares of the corporation. Business combinations subject to this approval requirement include any merger or consolidation of the corporation with or into any other corporation, the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The principal exception to the special voting requirement applies to business combinations that satisfy various complex statutory provisions, including provisions relating to the fairness of the price and the constituency of the Board of Directors. In addition, the special voting requirement shall not be applicable to any corporation if (i) the corporation was not a public corporation at the time such other entity acquired in excess of 10% of the voting shares; (ii) the corporation adopted an amendment to its bylaws or provided in its original articles of incorporation providing that the provisions shall not apply to it in accordance with the statute; or (iii) the business combination in question was the subject of an existing agreement of the corporation on April 23, 1987. In addition, corporations with fewer than 2,000 shareholders of record and those whose stock is not listed on a national securities exchange are exempt from the special voting requirement. The Company has not "opted out" of the Shareholder Protection Act.

     Certain North Carolina public corporations are also subject to "The North Carolina Control Share Acquisition Act". This law provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33.3% or a majority) of voting power have no voting rights unless granted by a majority vote of all the outstanding shares of the corporation (not including interested shares) entitled to vote for the election of directors. "Interested shares" means the shares of a corporation beneficially owned by (i) any person who has acquired or proposes to acquire control shares in a control share acquisition; (ii) any officer of the corporation; or (iii) any employee of the covered corporation who is also a director of the corporation. This provision empowers an acquiring person to require the North Carolina corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. The Company has not "opted out" of The North Carolina Control Share Acquisition Act.

     These provisions were designed to deter certain takeovers of North Carolina corporations.


TRANSFER AGENT AND REGISTRAR

     The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

               OUTSTANDING SECURITIES COVERED BY THIS PROSPECTUS

     This Prospectus, as appropriately amended or supplemented, may be used from time to time by persons who have received shares of Waste Industries Common Stock covered by the Registration Statement in acquisitions of businesses or properties by Waste Industries, or their transferees, and who wish to offer and sell such shares (such persons are herein referred to as the "Selling Shareholder" or "Selling Shareholders") in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Securities Act.

     The shares of Common Stock covered by the Registration Statement and issued in acquisitions of businesses or properties by Waste Industries have been registered under the Securities Act. In such an acquisition, persons who are not affiliates of the business acquired, or whose properties are acquired, by Waste Industries (in either case, the "Acquired Business") and are not affiliates of Waste Industries may resell their shares of Common Stock without restriction. Under present law, any public reoffering or sale of such shares by any person who is an affiliate of the Acquired Business at the time the transaction is approved by its shareholders will require either (i) the further registration of such shares under the Securities Act, (ii) compliance with Rule 145 promulgated under the Securities Act, with permits sales under certain conditions, as discussed below, or (iii) availability of another exemption from such further registration. In general, under Rule 145, assuming that such person is not, at any time, an affiliate of Waste Industries, such a person may publicly sell such stock if the person: (1) (a) sells during any three-month period no more than the number of shares permitted under Rule 144(e) promulgated under the Securities Act (which is generally the greater of (i) 1% of the total number of shares of Common Stock outstanding, or (ii) the average weekly volume of trading of Common Stock for the four calendar weeks prior to the sale); (b) sells in a "brokers' transaction" (which means, generally, that the broker can do no more than execute the order as agent for the seller, can receive no more than the usual broker's commission, cannot solicit orders to buy in connection with the transaction, and cannot believe that the seller is an underwriter of the securities being sold); (c) does not solicit orders to buy in connection with the transaction and does not make any payment in connection with such sale to anyone other than the selling broker; and (d) sells at a time when there is adequate current public information about Waste Industries (which will be satisfied so long as Waste Industries' Common Stock remains registered under the Exchange Act and Waste Industries continues to file the necessary reports under such act); or (2) (a) holds the shares for at least one year and (b) sells at a time when there is adequate current public information about Waste Industries (as in 1(d) above); or (3) holds the shares for at least two years.

     Waste Industries will receive none of the proceeds from any such sales. Any commissions paid or concessions allowed to any broker-dealer and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, filing and other similar expenses of this offering will be paid by Waste Industries. Selling Shareholders will bear all other expenses of this offering, including any brokerage fees, underwriting discounts or commissions.

     At June 30, 1998, there were no arrangements or understandings, formal or informal, pertaining to the distribution of the shares as described herein known to Waste Industries. Upon the Company's being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, a supplemental Prospectus will be filed, pursuant to Rule 424 under the Securities Act, setting forth (i) the name of such Selling Shareholder and of the participating broker-dealer(s);
(ii) the number of shares involved; (iii) the price at which such shares were sold; (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus; and (vi) other facts material to the transaction.

     Selling Shareholders may sell the shares being offered hereby from time to time in transactions on the Nasdaq National Market or on a securities exchange on which Waste Industries' Common Stock may then be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Selling Shareholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Participating broker-dealers may agree with Selling Shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to Selling Shareholders.

     In addition or alternatively, shares may be sold by Selling Shareholders and/or by or through other broker-dealers in special offerings, exchange distributions or secondary distributions pursuant to and in compliance with the governing rules of the Nasdaq National Market or on a securities exchange on which Waste Industries' Common Stock may then be listed, and in connection therewith, commissions in excess of the customary commission prescribed by the rules of such securities exchange may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principal thereafter may resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq National Market or on a securities exchange on which Waste Industries' Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and, in connection with such resales, may pay to or receive commissions from the purchasers of such shares.

     Each Selling Shareholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.


                                    EXPERTS

     The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (together with all exhibits, schedules and amendments relating thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement accurately describes the material provisions of such document and are qualified in their entirety by reference to such exhibits for complete statements of their provisions. All of these documents may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the Public Reference Section of the Commission at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above.

                             WASTE INDUSTRIES, INC.


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                            PAGE
                                                                                           -----
Independent Auditors' Report .............................................................  F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997, and (unaudited) June 30,      F-3
  1998
Consolidated Statements of Operations for the Years Ended December 31, 1995, 1996 and
1997, and the
 (unaudited) Six Months Ended June 30, 1997 and 1998 .....................................  F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
1997, and the
 (unaudited) Six Months Ended June 30, 1997 and 1998 .....................................  F-5
Notes to Consolidated Financial Statements ...............................................  F-7

                         INDEPENDENT AUDITORS' REPORT


Waste Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Waste Industries, Inc. (the "Company") as of December 31, 1996 and 1997 and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                        /s/ DELOITTE & TOUCHE LLP



Raleigh, North Carolina
August 24, 1998

                            WASTE INDUSTRIES, INC.


                          CONSOLIDATED BALANCE SHEETS



                                                                               YEAR ENDED DECEMBER 31,
                                                                           -------------------------------     JUNE 30,
                                                                                 1996            1997            1998
                                                                           --------------- --------------- ---------------
                                                                                                             (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ..............................................   $ 2,014,821    $  1,083,922    $  1,197,673
  Accounts receivable -- trade, less allowance for uncollectible accounts
   (1996-$648,900; 1997-$907,800; 1998-$797,000) .........................    10,579,926      13,754,078      15,655,793
  Inventories ............................................................     2,139,500         842,439       1,353,807
  Prepaid expenses and other current assets ..............................       466,783         615,750       1,329,967
  Deferred income taxes (Note 12) ........................................            --         597,835         597,835
                                                                             -----------    ------------    ------------
    Total current assets .................................................    15,201,030      16,894,024      20,135,075
PROPERTY AND EQUIPMENT, net (Notes 2 and 3) ..............................    42,783,363      64,464,923      78,380,853
INTANGIBLE ASSETS, NET (Note 2) ..........................................     3,731,463      29,977,579      32,630,627
OTHER NONCURRENT ASSETS ..................................................       925,393       1,274,912       1,620,800
                                                                             -----------    ------------    ------------
TOTAL ASSETS .............................................................   $62,641,249    $112,611,438    $132,767,355
                                                                             ===========    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Notes 2 and 4) ...................   $   681,934    $  1,428,149    $  2,029,891
  Accounts payable -- trade ..............................................     6,169,316       8,399,155      10,909,755
  Accrued expenses and other liabilities (Note 8) ........................     3,435,397       3,715,247       3,869,011
  Accrued distributions (Note 6) .........................................     1,820,000              --              --
  Income taxes payable (Note 12) .........................................            --         445,100         998,615
  Deferred revenue .......................................................       915,819       1,023,883       1,196,352
                                                                             -----------    ------------    ------------
    Total current liabilities ............................................    13,022,466      15,011,534      19,003,624
                                                                             -----------    ------------    ------------
LONG-TERM DEBT, net of current maturities (Notes 2 and 4) ................    34,526,383      50,787,684      62,179,050
NONCURRENT DEFERRED INCOME TAXES (Note 12) ...............................            --       5,702,000       6,352,000
COMMITMENTS AND CONTINGENCIES (Notes 5, 7, 9 and 10)
SHAREHOLDERS' EQUITY (Notes 6 and 7):
  Common stock, no par value, 80,000,000 shares authorized; shares issued and outstanding: 1996 -- 10,272,056; 1997 and
   1998 -- 12,263,390 ....................................................     2,631,581      27,064,567      27,066,411
  Paid-in capital ........................................................            --       8,520,000       6,981,000
  Retained earnings ......................................................    12,701,709       5,787,256      11,351,571
  Shareholders' loans ....................................................      (240,890)       (261,603)       (166,301)
                                                                             -----------    ------------    ------------
    Total shareholders' equity ...........................................    15,092,400      41,110,220      45,232,681
                                                                             -----------    ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............................   $62,641,249    $112,611,438    $132,767,355
                                                                             ===========    ============    ============

                See Notes to Consolidated Financial Statements.

                            WASTE INDUSTRIES, INC.


                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                   SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                              ---------------------------------------------- -----------------------------
                                                   1995            1996            1997           1997           1998
                                              -------------- --------------- --------------- -------------- --------------
                                                                                                      (UNAUDITED)
REVENUES:
 Service revenues ...........................  $95,021,948    $103,629,270    $126,649,166    $57,161,797    $79,973,703
 Equipment sales ............................    2,079,827       1,768,518       1,601,279        791,416        778,027
                                               -----------    ------------    ------------    -----------    -----------
    Total revenues ..........................   97,101,775     105,397,788     128,250,445     57,953,213     80,751,730
                                               -----------    ------------    ------------    -----------    -----------
OPERATING COSTS AND EXPENSES:
 Cost of service operations .................   56,628,668      65,015,103      78,006,928     35,242,569     49,446,354
 Cost of equipment sales ....................    1,646,126       1,239,786       1,171,002        505,710        501,337
                                               -----------    ------------    ------------    -----------    -----------
    Total cost of operations
     (Notes 5, 7 and 9) .....................   58,274,794      66,254,889      79,177,930     35,748,279     49,947,691
                                               -----------    ------------    ------------    -----------    -----------
 Selling, general and administrative
   (Notes 5 and 8) ..........................   19,403,381      19,891,436      24,295,566     11,022,408     13,862,340
 Depreciation and amortization ..............    8,919,400       9,216,781      11,620,114      5,215,683      7,507,526
 Merger costs ...............................           --              --              --             --         78,426
                                               -----------    ------------    ------------    -----------    -----------
    Total operating costs and expenses ......   86,597,575      95,363,106     115,093,610     51,986,370     71,395,983
                                               -----------    ------------    ------------    -----------    -----------
OPERATING INCOME                                10,504,200      10,034,682      13,156,835      5,966,843      9,355,747
                                               -----------    ------------    ------------    -----------    -----------
OTHER EXPENSE (INCOME):
 Interest expense (Note 4) ..................    2,389,653       2,495,316       2,993,091      1,467,837      1,979,011
 Interest income ............................     (360,760)       (194,082)       (311,586)      (119,950)       (71,611)
 Other (Note 7) .............................      (69,593)       (611,962)       (322,430)       (98,206)      (264,422)
                                               -----------    ------------    ------------    -----------    -----------
    Total other expense (income) ............    1,959,300       1,689,272       2,359,075      1,249,681      1,642,978
                                               -----------    ------------    ------------    -----------    -----------
INCOME BEFORE INCOME TAXES ..................    8,544,900       8,345,410      10,797,760      4,717,162      7,712,769
INCOME TAX EXPENSE (Note 12):
 Current and deferred .......................           --              --       2,711,250        586,250      2,956,000
 Effect of change in tax status .............           --              --       4,300,000      4,300,000             --
                                               -----------    ------------    ------------    -----------    -----------
NET INCOME (LOSS) -- Historical basis .......  $ 8,544,900    $  8,345,410    $  3,786,510    $  (169,088)   $ 4,756,769
                                               ===========    ============    ============    ===========    ===========
EARNINGS (LOSS) PER SHARE --
 Historical basis (As adjusted -- Notes 6
   and 12):
   Basic ....................................  $      0.83    $       0.81    $       0.33    $     (0.02)   $      0.39
   Diluted ..................................  $      0.83    $       0.80    $       0.32    $     (0.02)   $      0.38
PRO FORMA INCOME BEFORE INCOME TAXES
 (Note 12) ..................................  $ 8,544,900    $  8,345,410    $ 10,797,760    $ 4,717,162
PRO FORMA INCOME TAXES (Note 12) ............    3,425,000       3,368,000       4,208,000      1,878,000
                                               ===========    ============    ============    ===========
PRO FORMA NET INCOME (Note 12) ..............  $ 5,119,900    $  4,977,410    $  6,589,760    $ 2,839,162
                                               ===========    ============    ============    ===========
PRO FORMA EARNINGS PER SHARE
 (As adjusted -- Notes 6 and 12):
 Basic ......................................  $      0.50    $       0.48    $       0.58    $      0.27
 Diluted ....................................  $      0.50    $       0.47    $       0.56    $      0.26
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING
 (As adjusted -- Notes 6 and 12):
 Basic ......................................   10,236,252      10,272,056      11,320,521     10,423,658     12,263,390
 Diluted ....................................   10,271,823      10,491,840      11,679,533     10,779,357     12,609,503

                See Notes to Consolidated Financial Statements.

                            WASTE INDUSTRIES, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                     YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------
                                                               1995            1996             1997
                                                         --------------- ---------------- ----------------
OPERATING ACTIVITIES:
 Net income (loss) -- historical basis .................  $   8,544,900   $    8,345,410   $    3,786,510
 Adjustments to reconcile net income (loss) --
  historical basis to net cash provided by operating
  activities:
  Depreciation and amortization ........................      8,919,400        9,216,781       11,620,114
  Gain on sale of property and equipment ...............        (31,812)        (429,293)        (210,965)
  Effect of change in tax status .......................             --               --        4,300,000
  Provision for deferred income taxes ..................             --               --          804,165
  Changes in assets and liabilities, net of effects
    from acquisitions of related businesses:
    Accounts receivable -- trade .......................     (1,089,109)      (1,409,044)      (1,314,890)
    Inventories ........................................       (581,863)        (436,587)       1,334,603
    Prepaid and other current assets ...................        499,063          (91,294)        (137,191)
    Accounts payable -- trade ..........................      1,274,892        1,088,286        2,157,611
    Accrued expenses and other liabilities .............        590,148          425,524          302,515
    Income taxes payable ...............................             --               --          445,100
    Deferred revenue ...................................         79,956          204,984         (403,149)
                                                          -------------   --------------   --------------
      Net cash provided by operating activities ........     18,205,575       16,914,767       22,684,423
                                                          -------------   --------------   --------------
INVESTING ACTIVITIES:
 Proceeds from sale of property and equipment ..........      1,207,229        1,067,063          808,887
 Purchases of property and equipment ...................     (8,383,460)     (15,242,068)     (23,788,582)
 Acquisition of related business .......................     (1,685,000)        (268,927)     (35,438,171)
 Other noncurrent assets ...............................        (51,179)        (759,670)        (544,029)
                                                          -------------   --------------   --------------
      Net cash used in investing activities ............     (8,912,410)     (15,203,602)     (58,961,895)
                                                          -------------   --------------   --------------
FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt ..............      5,760,185       36,251,662       39,931,396
 Principal payments on long-term debt ..................     (8,004,779)     (31,669,289)     (23,771,753)
 Proceeds from issuance of notes payable to
  shareholders .........................................        286,620          146,200               --
 Repayments of notes payable to shareholders ...........             --         (318,884)              --
 Repayments of notes receivable from shareholders ......        823,625          270,286           32,161
 Increase in shareholder loans .........................             --               --          (53,882)
 Net proceeds from stock issuance ......................             --           18,500       23,157,924
 Proceeds from exercise of stock options ...............             --           44,756               --
 Changes in partners' capital ..........................       (900,233)      (1,716,215)          19,719
 Subchapter S distributions to shareholders ............     (7,301,461)      (5,019,702)      (3,968,992)
 Other .................................................             --               --               --
                                                          -------------   --------------   --------------
      Net cash provided by (used in) financing
       activities ......................................     (9,336,043)      (1,992,686)      35,346,573
                                                          -------------   --------------   --------------
NET INCREASE (DECREASE) ................................        (42,878)        (281,521)        (930,899)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .........      2,339,220        2,296,342        2,014,821
                                                          -------------   --------------   --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...............  $   2,296,342   $    2,014,821   $    1,083,922
                                                          =============   ==============   ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION --
 Cash paid for interest ................................  $   2,303,000   $    2,076,000   $    2,412,000
                                                          =============   ==============   ==============
 Cash paid for income taxes ............................  $          --   $           --   $    1,484,000
                                                          =============   ==============   ==============



                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                         ---------------------------------
                                                               1997             1998
                                                         ---------------- ----------------
                                                                    (UNAUDITED)
OPERATING ACTIVITIES:
 Net income (loss) -- historical basis .................  $     (169,088)  $    4,756,769
 Adjustments to reconcile net income (loss) --
  historical basis to net cash provided by operating
  activities:
  Depreciation and amortization ........................       5,215,683        7,507,526
  Gain on sale of property and equipment ...............         (52,792)        (159,167)
  Effect of change in tax status .......................       4,300,000               --
  Provision for deferred income taxes ..................         321,165          650,000
  Changes in assets and liabilities, net of effects
    from acquisitions of related businesses:
    Accounts receivable -- trade .......................      (1,109,741)      (1,560,809)
    Inventories ........................................         541,624         (511,368)
    Prepaid and other current assets ...................        (482,133)        (714,217)
    Accounts payable -- trade ..........................       2,109,492        2,510,600
    Accrued expenses and other liabilities .............         (17,732)         153,764
    Income taxes payable ...............................         287,000          553,515
    Deferred revenue ...................................          10,711          131,020
                                                          --------------   --------------
      Net cash provided by operating activities ........      10,954,189       13,317,633
                                                          --------------   --------------
INVESTING ACTIVITIES:
 Proceeds from sale of property and equipment ..........         323,327          305,971
 Purchases of property and equipment ...................     (10,323,411)     (17,807,170)
 Acquisition of related business .......................     (17,803,766)      (4,655,908)
 Other noncurrent assets ...............................        (106,209)        (445,730)
                                                          --------------   --------------
      Net cash used in investing activities ............     (27,910,059)     (22,602,837)
                                                          --------------   --------------
FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt ..............      19,563,645       69,682,464
 Principal payments on long-term debt ..................     (19,239,798)     (59,649,766)
 Proceeds from issuance of notes payable to
  shareholders .........................................              --               --
 Repayments of notes payable to shareholders ...........         (23,543)              --
 Repayments of notes receivable from shareholders ......              --           95,302
 Increase in shareholder loans .........................              --               --
 Net proceeds from stock issuance ......................      19,143,474               --
 Proceeds from exercise of stock options ...............              --               --
 Changes in partners' capital ..........................         154,356               --
 Subchapter S distributions to shareholders ............      (3,256,405)        (730,889)
 Other .................................................              --            1,844
                                                          --------------   --------------
      Net cash provided by (used in) financing
       activities ......................................      16,341,729        9,398,955
                                                          --------------   --------------
NET INCREASE (DECREASE) ................................        (614,141)         113,751
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .........       2,014,821        1,083,922
                                                          --------------   --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...............  $    1,400,680   $    1,197,673
                                                          ==============   ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION --
 Cash paid for interest ................................  $    1,847,000   $    1,912,559
                                                          ==============   ==============
 Cash paid for income taxes ............................  $           --   $    1,694,000
                                                          ==============   ==============

                See Notes to Consolidated Financial Statements.

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS --
     During 1997, the Company issued common stock with a fair value of $1,275,062 as partial consideration for certain business acquisitions. Also during 1997, the Company reclassified undistributed S Corporation earnings to paid-in capital as a result of the Company terminating its S corporation election on May 9, 1997. At December 31, 1996, the Company accrued $1,820,000 distributions to shareholders as partial reimbursement for 1996 taxes owed.

     On March 31, 1998, the Company exchanged 320,555 shares of its common stock (with a fair value of $6,125,000) for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also Company shareholders, owned substantially all of the common stock of ECO and ACS. Accordingly, all assets and liabilities transferred have been accounted for at historical cost in a manner similar to that of pooling of interests accounting pursuant to the provisions of AIN #39 of APB Opinion No. 16. The Company's financial statements have been restated to include the accounts and operations for all periods presented.

     On June 16, 1998, the Company exchanged 21,344 shares of its common stock (with a fair value of $449,000) for all of the issued and outstanding shares of common stock of Dumpsters, Inc. On June 30, 1998, the Company exchanged 330,000 shares of its common stock (with a fair value of $7,400,000) for all of the issued and outstanding shares of common stock of Reliable Trash Services, Inc. These business combinations have been accounted for as poolings-of-interests. These poolings-of-interests are immaterial to the Company's financial statements. However, the financial statements have been restated to include the accounts and operations for all periods presented.

                            WASTE INDUSTRIES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)


1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     BUSINESS OPERATIONS -- Waste Industries, Inc. (the "Company") is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers in North Carolina, South Carolina, Tennessee, Virginia, Georgia and Mississippi. The Company's financial statements include its consolidated subsidiaries: Waste Industries South, Inc.; Waste Industries East, Inc.; Waste Industries West, Inc.; and Kabco, Inc.

     In April 1996, the Company exchanged 2,118,457 shares of its common stock on a share-for-share basis for all of the outstanding common stock of the following companies affiliated through common ownership: Waste Enterprises, Inc.; Waste Industries South, Inc.; Waste Industries West, Inc.; Waste Industries East, Inc.; Kabco, Inc.; Conway 378, Inc.; and AmLease, Inc. As a result, common stock increased by $18,208, treasury stock decreased by $85,098 and additional paid-in capital decreased by $103,306. Simultaneously, certain real estate properties previously leased to the Company by Property Management Group ("PMG"), a partnership of certain shareholders of the Company, were transferred to the Company. The property previously leased to the Company by PMG was acquired by the Company on April 1, 1996 for approximately $4.9 million. PMG's depreciated basis in the property was approximately $3.2 million. Pursuant to the provisions of AIN #39 of APB No. 16, the Company recorded the transfer of property at its carryover basis (approximately $3.2 million) and the difference between the amount paid and the carryover basis (approximately $4.9 million less approximately $3.2 million, or $1,686,021) was recorded as a cash distribution to PMG. As a result, retained earnings decreased by $404,171 and additional capital decreased by $1,281,850 to $0.

     The controlling shareholder of the Company owned a controlling interest in each of the companies and partnership that were combined. Additionally, the Company's other shareholders held substantially the same pro rata ownership in each of these companies and partnership. Accordingly, the assets and liabilities transferred are accounted for at historical cost in a manner similar to that in pooling of interests accounting. The Company's financial statements have been restated to include the accounts and operations for all periods prior to the merger.

     On March 31, 1998, the Company exchanged 320,555 shares of its common stock for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also Company shareholders, owned substantially all of the common stock of ECO and ACS. Accordingly, all assets and liabilities transferred have been accounted for at historical cost in a manner similar to that of pooling of interests accounting pursuant to the provisions of AIN #39 of APB Opinion No. 16. The Company's financial statements have been restated to include the accounts and operations for all periods presented.

     On June 16, 1998, the Company exchanged 21,344 shares of its common stock for all of the issued and outstanding shares of common stock of Dumpsters, Inc. On June 30, 1998, the Company exchanged 330,000 shares of its common stock for all of the issued and outstanding shares of common stock of Reliable Trash Services, Inc. These business combinations have been accounted for as poolings-of-interests. These poolings-of-interests are immaterial to the Company's financial statements. However, the financial statements have been restated to include the accounts and operations for all periods presented.

     SIGNIFICANT ACCOUNTING POLICIES -- The significant accounting policies are summarized below:

     a. UNAUDITED FINANCIAL STATEMENTS -- In the opinion of management, the statements of operations and cash flows for the six months ended June 30, 1997 and 1998 and the balance sheet as of June 30, 1998 include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations and cash flows for the periods then ended in accordance with generally accepted accounting principles. Operating results for interim periods are not necessarily indicative of the results for the full year or any other period.

     b. CASH AND CASH EQUIVALENTS -- For the purposes of presentation in the financial statements, cash equivalents include highly liquid investments with original maturities of three months or less.

     c. INVENTORIES -- Inventories consist of (i) trucks and containers held for sale and (ii) operating materials and supplies held for use and are stated at the lower of cost or market using the specific-identification method of costing.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES -- (Continued)

     d. PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation expense is calculated on the straight-line method. Estimated useful lives are as follows:


  Machinery and equipment .................. 3 to 10 years
  Furniture, fixtures and vehicles ......... 3 to 10 years
  Building .................................      30 years

     e. INTANGIBLE ASSETS -- Intangible assets primarily consist of goodwill, customer lists and noncompete and consulting agreements acquired in business combinations. Intangible assets are net of accumulated amortization and consisted of the following:



                                                   1996          1997
                                              ------------- --------------
  Goodwill ..................................  $3,584,096    $34,049,443
  Customer lists ............................     270,250        270,250
  Noncompete and consulting agreements ......   1,321,537      1,866,503
                                               ----------    -----------
                                                5,175,883     36,186,196
  Less accumulated amortization .............   1,444,420      6,208,617
                                               ----------    -----------
  Intangible assets, net ....................  $3,731,463    $29,977,579

     Customer lists are amortized using the straight-line method over 5 to 10 years. Noncompete and consulting agreements are amortized using the straight-line method over the lives of the agreements. Goodwill is amortized using the straight-line method, generally over 15 to 25 years. Such estimated useful lives assigned to goodwill are based on the period over which management believes that such goodwill can be recovered through undiscounted future operating cash flows of the acquired operations.

     Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make appropriate adjustments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

     f. OTHER NONCURRENT ASSETS -- Included in other noncurrent assets are debt issue costs relating to the new borrowings (see Note 4). Debt issue costs are amortized to interest expense using the effective interest method over the life of the related debt.

     g. LONG-LIVED ASSETS -- As required, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Accordingly, long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.

     h. PRO FORMA EARNINGS PER SHARE -- The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have been applied had the Company been taxed as a C Corporation (see
Note 12).

     In 1997, the Company adopted SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the presentation of both basic and diluted earnings per share, regardless of materiality unless per share amounts are equal. Earnings per share amounts for all periods presented have been restated to conform to the requirements of SFAS No. 128.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES -- (Continued)

     Pro forma basic earnings per share computations are based on the weighted-average common stock outstanding. Pro forma diluted earnings per share includes the dilutive effect of stock options using the treasury stock method (using the initial public offering price of $13.50 per share for periods prior to the Company's initial public offering). Common stock outstanding used to compute the weighted-average shares was retroactively adjusted for the exchange of shares resulting from the merger of affiliated companies, for the conversion of nonvoting to voting stock, and for the 1-for-2.5 reverse stock split as discussed in Note 6.

     i. STOCK OPTION PLAN -- The Company accounts for employee stock compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, the total compensation expense is equal to the difference between the award's exercise price and the intrinsic value at the measurement date, which is the first date that both the exercise price and number of shares to be issued is known.

     SFAS No. 123, Accounting for Stock-Based Compensation, is effective January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are, however, permitted to continue to apply APB No. 25. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

     j. DEFERRED REVENUE -- Deferred revenue consists of collection fees billed in advance. Revenue is recognized as services are provided.

     k. INCOME TAXES -- From 1986 until May 8, 1997, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, during that time the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's shareholders, rather than to the Company.

     The Company's S Corporation status was terminated on May 8, 1997 and, accordingly, the Company became fully subject to federal and state income taxes on May 9, 1997. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, the financial statements give effect to the recognition of deferred tax assets of $800,000 and the assumption of a deferred tax liability of $5,100,000 as a result of the Company's S Corporation election on May 9, 1997. Deferred income taxes (benefits) are provided on temporary differences between financial statement carrying values and the tax basis of assets and liabilities.

     l. USE OF ESTIMATES -- In preparing financial statements that conform with generally accepted accounting principles, management must use estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenue and expenses reflected during the reporting period. Actual results could differ from those estimates.

     m. RECLASSIFICATIONS -- Certain 1995 and 1996 financial statement amounts have been reclassified to conform with the 1997 presentation.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

2. ACQUISITIONS
     During 1996 and 1997, the Company acquired the net assets of various waste collection and disposal services businesses to expand its operations. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting and included the following:



                                                         1996          1997
                                                     ----------- ---------------
  Accounts receivable, net .........................               $ 1,902,062
  Inventories ......................................                    37,542
  Prepaid expenses and other current assets ........                    11,616
  Accrued expenses and other liabilities ...........                   (41,306)
  Deferred revenue .................................                  (511,213)
  Property and equipment ...........................  $150,620       8,933,098
  Noncompete and consulting agreements .............   105,000         159,118
  Customer lists and goodwill ......................   255,472      27,070,188
                                                      --------     -----------
  Total assets acquired ............................   511,092      37,561,105
  Less obligations financed under notes payable        242,165         847,872
                                                      --------     -----------
  Net acquisition costs ............................  $268,927     $36,713,233
                                                      ========     ===========

     Net acquisition costs include the issuance of 63,634 shares of the Company's common stock with a fair value of $1,275,062 as partial consideration for certain business acquisitions.

     Related to the above acquisitions, the Company entered into noncompete agreements with the former owners of these businesses. These amounts are being amortized on a straight-line basis over the terms of the agreements (5 years).

     The following pro forma results of operations assume the transactions described above occurred as of January 1, 1996 and 1997 after giving effect to certain adjustments, including the amortization of the excess of cost over the underlying assets and as if the Company were subject to federal and all applicable state corporate income taxes for the period assuming the tax rate that would have applied had the Company been taxed as a C Corporation:



                                             YEAR ENDED DECEMBER 31,
                                       -----------------------------------
                                              1996              1997
                                       ----------------- -----------------
  Total revenues .....................   $ 133,795,000     $ 148,842,000
  Operating income ...................      15,042,000        16,730,000
  Pro forma net income ...............       6,772,000         7,908,000
  Pro forma earnings per common share:
  Basic ..............................            0.66              0.70
  Diluted ............................            0.65              0.68

     The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented or of future operating results.


     During the six months ended June 30, 1998, the Company purchased equipment and customer contracts related to commercial, industrial and residential solid waste collection of four businesses, located in Durham, North Carolina, Dalton, Georgia, Crossville, Tennessee and Lilburn, Georgia. The total purchase price in these acquisitions was approximately $4,656,000.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

3. PROPERTY AND EQUIPMENT
     Property and equipment consisted of the following at December 31, 1996 and 1997 and June 30, 1998:



                                                 DECEMBER 31,            JUNE 30,
                                         ---------------------------- -------------
                                              1996          1997           1998
                                         ------------- -------------- -------------
        Land and buildings .............  $ 8,288,939   $ 11,699,643    13,748,629
        Machinery and equipment ........   84,243,944    104,677,133   126,052,776
        Furniture, fixtures and vehicles    1,922,619      2,631,987     2,807,220
        In-process equipment ...........           --      4,304,890            --
                                          -----------   ------------   -----------
         Total property and equipment ..   94,455,502    123,313,653   142,608,625
        Less accumulated depreciation ..   51,672,139     58,848,730    64,227,772
                                          -----------   ------------   -----------
        Property and equipment, net ....  $42,783,363   $ 64,464,923    78,380,853
                                          ===========   ============   ===========

     In-process equipment at December 31, 1997 was acquired in connection with the opening of six new transfer stations in January 1998.

     During the six months ended June 30, 1998, the Company opened six new transfer stations for the consolidation, transportation and disposal of municipal solid waste. The opening of the transfer stations resulted from implementation of Subtitle D regulations which caused the closure of several sites in North Carolina. Two of these transfer stations are Company-owned and four are operated under municipal contracts with terms ranging from 3 to 20 years.


4. NOTES PAYABLE

     Notes payable consisted of the following at December 31, 1996 and 1997 and June 30, 1998:



                                                      DECEMBER 31,             JUNE 30,
                                              ----------------------------- --------------
                                                   1996           1997           1998
                                              -------------- -------------- --------------
        Bank notes payable ..................  $34,426,027    $50,814,841    $63,698,011
        Other --
          Other installment notes payable,
          interest ranging from 1% to 7% ....      748,957      1,400,992        426,793
        Present value of noncompete agreement
          liabilities with the former
          shareholders of related businesses
          acquired, due in various monthly
          installments through 1997 .........       33,333             --         84,137
                                               -----------    -----------    -----------
  Total notes payable .......................   35,208,317     52,215,833     64,208,941
        Less current portion ................      681,934      1,428,149      2,029,891
                                               -----------    -----------    -----------
        Long-term portion ...................  $34,526,383    $50,787,684    $62,179,050
                                               ===========    ===========    ===========

     On April 3, 1996, the Company entered into agreements with two lenders under which the Company may borrow up to $75,000,000. One lender authorized the Company to borrow up to $25,000,000 under a senior unsecured promissory note and an additional $25,000,000 under an uncommitted, senior unsecured promissory note ("shelf note"). The committed note matures on April 3, 2006 and bears an interest rate of 7.28%. The shelf note matures on June 30, 2008 and bears an interest rate of 6.96%. The repayment term under the note agreements is ten years; interest only is payable for the first three years, with principal payments beginning in April 1999 and continuing for the following seven years. Effective November 17, 1997, the Company amended the agreement with the other lender which authorized the Company to borrow $20,000,000 and $5,000,000 under two separate unsecured notes to authorized borrowings of $50,000,000 and $10,000,000, respectively. The amended borrowings mature on November 1, 2002. The amended repayment term under the note agreements is five years; with interest only payable monthly with principal due and payable in full upon maturity. Both notes with this lender bear interest at the monthly London Interbank Offered Rate (7.3125% and 6.9688% at December 31, 1996 and 1997, respectively).

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

4. NOTES PAYABLE -- (Continued)

     The note agreements provide for certain covenants and restrictions regarding, among other things, debt and senior debt to earnings before interest, depreciation and amortization ratios, minimum net worth, compensating balance and net income requirements, as well as liens, debt and capital expenditure limitations, as defined. At December 31, 1997, the Company was in compliance with all covenants.

     Annual aggregate principal maturities for the other notes payable for the five fiscal years succeeding December 31, 1997 are as follows:


                 1998 ..................  $ 1,428,149
                 1999 ..................      711,926
                 2000 ..................    3,631,520
                 2001 ..................    3,618,259
                 2002 ..................    3,576,340
                 Thereafter ............   39,249,639
                                          -----------
                 Total .................  $52,215,833
                                          ===========

     On June 30, 1998, the Company increased and extended its credit facilities with Prudential Insurance Company of America ("Prudential"), as a result, the Company had two $25 million term loan facilities and a $50 million shelf facility with Prudential, as of June 30, 1998, the Company had fully drawn both Prudential term facilities, leaving the Company with an uncommitted shelf facility of $50 million. Interest on the Prudential term facilities is paid quarterly, based on fixed rates of 7.28% and 6.96%, respectively.


5. LEASES

     OPERATING LEASES -- The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1997 are as follows:


                     1998 .........  $1,684,507
                     1999 .........   1,301,136
                     2000 .........     843,767
                     2001 .........     378,228
                     2002 .........     207,759
                                     ----------
                                     $4,415,397
                                     ==========

     The total rental expense for all operating leases for the years ended December 31, 1995, 1996 and 1997 was as follows:



                                       1995          1996          1997
                                  ------------- ------------- -------------
  Buildings and sites ...........  $  645,921    $   621,977   $  916,792
  Trucks and equipment ..........   1,251,897     15,248,520    1,656,686
                                   ----------    -----------   ----------
  Total .........................  $1,897,818    $15,870,497   $2,573,478
                                   ==========    ===========   ==========

     Direct rental expense is included in cost of operations in the statements of operations and indirect rental expense is included in selling, general and administrative in the statements of operations.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

6. SHAREHOLDERS' EQUITY
     Shareholders' equity consisted of the following for the years ended December 31, 1995, 1996, 1997 and June 30, 1998:



                                                        SHARES
                                      ------------------------------------------
                                                                         $
                                       AUTHORIZED    OUTSTANDING       AMOUNT
                                      ------------ --------------- -------------
Balance,
 January 1, 1995 ....................   4,020,395      3,638,956    $ 2,613,032
 Stock dividend of nine
   nonvoting shares for each
   voting share .....................                 14,273,001
 Net income .........................
 Change in partners' capital ........
 Decrease in shareholders'
   loans ............................
 Subchapter S distributions .........
                                       ----------     ----------    -----------
Balance,
 December 31, 1995 ..................   4,020,395     17,911,957      2,613,032
 Retroactive effect of 1-for-2.5
   reverse stock split ..............                 (9,794,162)
 Effect of merger of affiliates .....  75,979,605      2,118,457         18,208
 Net income .........................
 Change in partners' capital ........
 Decrease in shareholders'
   loans ............................
 Exercise of stock options ..........                     35,804            341
 Subchapter S distributions .........
                                       ----------     ----------    -----------
Balance,
 December 31, 1996 ..................  80,000,000     10,272,056      2,631,581
 Net income .........................
 Issuance of stock, net .............                  1,991,334     24,432,986
 Reclassification of
   undistributed S Corporation
   earnings .........................
 Capital contribution ...............
 Increase in shareholders'
   loans ............................
 Subchapter S distributions .........
                                       ----------     ----------    -----------
Balance,
 December 31, 1997 ..................  80,000,000     12,263,390     27,064,567
 Net income .........................
 Subchapter S Distributions .........
 Reclassification of net S
   Corporation deficit ..............
 Decrease in shareholders'
   loans ............................
 Other ..............................                                     1,844
                                       ----------     ----------    -----------
Balance,
 June 30, 1998 ......................  80,000,000     12,263,390    $27,066,411
                                       ==========     ==========    ===========



                                         ADDITIONAL    SHAREHOLDERS'     RETAINED       TREASURY
                                          CAPITAL          LOANS         EARNINGS        STOCK
                                      --------------- --------------- -------------- -------------
Balance,
 January 1, 1995 ....................  $   2,371,168   $ (1,338,919)   $ 10,356,733    $ (85,098)
 Stock dividend of nine
   nonvoting shares for each
   voting share .....................
 Net income .........................                                     8,544,900
 Change in partners' capital ........       (900,233)
 Decrease in shareholders'
   loans ............................                       823,625
 Subchapter S distributions .........                                    (7,301,461)
                                      --------------- --------------- -------------- -------------
Balance,
 December 31, 1995 ..................      1,470,935       (515,294)     11,600,172      (85,098)
 Retroactive effect of 1-for-2.5
   reverse stock split ..............
 Effect of merger of affiliates .....       (103,306)                                     85,098
 Net income .........................                                     8,345,410
 Change in partners' capital ........     (1,412,044)                      (404,171)
 Decrease in shareholders'
   loans ............................                       274,404
 Exercise of stock options ..........         44,415
 Subchapter S distributions .........                                    (6,839,702)
                                      --------------- --------------- -------------- -------------
Balance,
 December 31, 1996 ..................                      (240,890)     12,701,709
 Net income .........................                                     3,786,510
 Issuance of stock, net .............
 Reclassification of
   undistributed S Corporation
   earnings .........................      8,500,000                     (8,500,000)
 Capital contribution ...............         20,000
 Increase in shareholders'
   loans ............................                       (20,713)
 Subchapter S distributions .........                                    (2,200,963)
                                      --------------- --------------- -------------- -------------
Balance,
 December 31, 1997 ..................      8,520,000       (261,603)      5,787,256
 Net income .........................                                     4,756,769
 Subchapter S Distributions .........                                      (730,889)
 Reclassification of net S
   Corporation deficit ..............     (1,539,000)                     1,539,000
 Decrease in shareholders'
   loans ............................                        95,302
 Other ..............................                                          (565)
                                      --------------- --------------- -------------- -------------
Balance,
 June 30, 1998 ......................  $   6,981,000   $   (166,301)   $ 11,351,571    $
                                       =============   ============    ============    =========

     In May 1995, the Company issued nonvoting common stock in a stock dividend of nine shares of nonvoting common stock for each one share of voting common stock. Subsequently, substantially all issuances of stock by the Company were made in the ratio of nine shares of nonvoting common stock for every one share of voting common stock issued.

     In April 1997, the Company's Board of Directors authorized a 1-for-2.5 reverse stock split and the conversion of all nonvoting common shares to voting common shares. The Board of Directors also approved an increase in the authorized capital of common stock from 4,020,395 shares to 80,000,000 shares and canceled the nonvoting common shares outstanding. The common stock previously had a par value of $.0380286 per share and was converted to no par common stock. All share and per share information in the financial statements has been adjusted to give retroactive effect to the reverse stock split and conversion of nonvoting stock.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

6. SHAREHOLDERS' EQUITY -- (Continued)

     In April 1997, the Company's Board of Directors also authorized 10,000,000 shares of $0.01 par value preferred stock. Such shares have not been issued. The Board of Directors can establish the series, the designation and number of shares to be issued and the rights, preferences, privileges and restrictions of the shares of each series, and to determine the voting powers, if any, of such shares.

     In June 1997, the Company completed an initial public offering in which it issued 1,605,200 shares of common stock at a price of $13.50 per share resulting in net proceeds after deduction of underwriting discounts and commissions and other offering expenses to the Company of approximately $19.1 million. The proceeds from the offering were used to repay revolving bank debt.


     On July 2, 1997, the Company's underwriters exercised their option to purchase an additional 322,500 shares. The net proceeds after deduction of underwriting discounts and commissions and other offering expenses to the Company were approximately $4.0 million. The Company used the proceeds to repay revolving bank debt.

     During 1997, the Company issued 63,634 shares of common stock with a fair value of $1,275,062 as partial consideration for certain business acquisitions.


     Also during 1997, the Company reclassified undistributed S Corporation earnings to additional capital as a result of the Company terminating its S Corporation election on May 9, 1997.

     Shareholder loans at December 31, 1995, 1996 and 1997 include $66,502, $33,169 and $-0-, respectively, for advances made to shareholders initiated during the exercise of stock options (see Note 11). These notes bear interest at annual rates of 7.5% and are payable in various installments.

     Change in partners' capital consists of cash contributions from, or distributions to, PMG.

     At December 31, 1996, the Company accrued $1,820,000 of distributions to shareholders as partial reimbursement for 1996 taxes owed.

     On March 31, 1998, the Company exchanged 320,555 shares of its common stock (with a fair value of $6,125,000) for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also Company shareholders, owned substantially all of the common stock of ECO and ACS. Accordingly, all assets and liabilities transferred have been accounted for at historical cost in a manner similar to that of pooling of interests accounting pursuant to the provisions of AIN #39 of APB Opinion No. 16. The Company's financial statements have been restated to include the accounts and operations for all periods presented.

     On June 16, 1998, the Company exchanged 21,344 shares of its common stock (with a fair value of $449,000) for all of the issued and outstanding shares of common stock of Dumpsters, Inc. On June 30, 1998, the Company exchanged 330,000 shares of its common stock (with a fair value of $7,400,000) for all of the issued and outstanding shares of common stock of Reliable Trash Services, Inc. These business combinations have been accounted for as poolings-of-interests. These poolings-of-interests are immaterial to the Company's financial statements. However, the financial statements have been restated to include the accounts and operations for all periods presented.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

7. RELATED PARTY TRANSACTIONS
     MERGERS -- On March 31, 1998, the Company exchanged 320,555 shares of its common stock (with a fair value of $6,125,000) for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also Company shareholders, owned substantially all of the common stock of ECO and ACS. Accordingly, all assets and liabilities transferred have been accounted for at historical cost in a manner similar to that of pooling of interests accounting pursuant to the provisions of AIN #39 of APB Opinion No.
16. The Company's financial statements have been restated to include the accounts and operations for all periods presented.

     MANAGEMENT AND ACCOUNTING SERVICES -- The Company provides management and accounting services to other companies affiliated by common shareholder interests ("other affiliated companies"). Agreements state that management and accounting services shall be provided to such companies on an approximate cost reimbursement basis, plus a specified percentage of net income these affiliated companies generate. Management and accounting revenue earned from providing services to these other affiliated companies was $8,726, $10,800 and $10,800 in 1995, 1996 and 1997, respectively, and are included in other income (expense) in the accompanying statements of operations.

     SHAREHOLDER LOANS -- Shareholder loans, included in shareholders' equity of the accompanying balance sheets, are notes receivable (including unpaid interest thereon) from shareholders of $448,792, $207,721 and $261,603 at December 31, 1995 and 1996 and 1997, respectively. The notes bear interest at an annual rate of 7% and are payable on demand. Shareholder loans at December 31, 1995 and 1996 and 1997 include $66,502, $33,169 and $-0-, respectively, for advances made to shareholders initiated during the exercise of stock options (see Note 11). These notes bear interest at annual rates of 7.5% and are payable in various installments.


8. BENEFIT PLANS

     401(K) PROFIT SHARING AND RETIREMENT PLAN -- The Company has a 401(k) Savings and Retirement Plan and Trust (the "401(k) Plan") for the benefit of its full time employees who have more than one year of service and are over 21 years of age. The 401(k) Plan also benefits employees of certain related parties through separate funding arrangements. Contributions to the 401(k) Plan are made by employees and by the Company through matching contributions and discretionary profit sharing contributions. The discretionary profit sharing contribution is made annually as determined by management based on the Company's financial performance. Effective October 1, 1997, the Company amended the 401(k) Plan to discontinue the profit sharing contribution and increase the employer's matching contribution percentage. The Company's matching contributions to the 401(k) Plan were $50,812, $158,804 and $234,767 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's profit sharing contributions were $461,244, $333,936 and $284,994 for the years ended December 31, 1995, 1996 and 1997, respectively. Contributions by the Company are included in operating costs and expenses in the accompanying statements of operations.

     SELF-INSURED MEDICAL PLAN -- The Company has a self-insured plan for employee medical benefits. The plan covers all full-time employees of the Company beginning on the first day of the month on, or following, their 90th day of employment. The Company pays premiums for its employees to the plan and withholds from employees additional amounts for elected covered dependents. As claims are processed by the plan's third-party administrator, the insurance carrier requests funds from the Company. The Company maintains stop loss coverage for the plan. The Company's expense relating to the plan for 1995, 1996 and 1997 was $56,005, $49,933 and $149,226, respectively.


9. CONTINGENCIES

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters have been adequately provided for, are adequately covered by insurance, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Company's financial position or results of operations.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

10. LETTERS OF CREDIT
     At December 31, 1996 and 1997, the Company has entered into irrevocable letters of credit totaling approximately $362,000 and $580,000, respectively. According to the terms of the $5,000,000 unsecured note, the availability of funds on that note are reduced by the amount of outstanding letters of credit (see Note 4 to financial statements).


11. STOCK OPTION PLAN

     The Company's 1997 Stock Plan (the "Stock Plan") was adopted by the Company's Board of Directors in April 1997 and approved by the Company's shareholders prior to completion of the Company's initial public offering. A total of 1,800,000 shares of Common Stock have been reserved for issuance under the Stock Plan. At the same time that the Stock Plan was adopted, the Board terminated the Company's Employee Non-Qualified Stock Option Plan (the "Option Plan"; together with the Stock Plan the "Plans") as to future grants. As of December 31, 1997, 1,416,972 shares of Common Stock had been issued upon exercise of options granted under the Option Plan and options to purchase 526,000 shares of Common Stock at a weighted average exercise price of $5.10 per share were outstanding under the Stock Plan. The Stock Plan provides for grants of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors), and each of the Plans provides for grants of nonstatutory options to employees and consultants. The Stock Plan also allows for the grant of purchase rights. The Plans are administered by the Compensation Committee of the Board of Directors. The Stock Plan will terminate in April 2007, unless sooner terminated by the Board of Directors. Options have been retroactively adjusted for the exchange of shares resulting from the merger of affiliated companies on April 1, 1996, for the stock dividend of nine nonvoting shares for each voting share in 1995, and for the 1-for-2.5 reverse stock split and the conversion of all nonvoting shares to common shares, each effective prior to the consummation of the Company's public offering. A summary of the status of the Plans as of December 31, 1995, 1996 and 1997 and changes during the years ending on those dates is as follows:



                                                           WEIGHTED
                                                           AVERAGE
                                                            SHARE
                                                SHARES      PRICE
                                             ------------ ---------
  Balance, January 1, 1995 .................     35,804    $  1.25
  Granted -- May 5, 1995 ...................      6,000       2.88
                                                 ------
  Balance, December 31, 1995 ...............     41,804       1.48
  Exercised ................................    (35,804)     (1.25)
  Granted -- April 1, 1996 .................    520,000       5.13
                                                -------
  Balance, December 31, 1996 and 1997 ......    526,000       5.10
                                                =======

     The following table summarizes information about the Company's Stock Plan at December 31, 1997:



                                                                         EXERCISABLE
                                                                   -----------------------
                                        WEIGHTED
                                         AVERAGE       WEIGHTED                   WEIGHTED
     RANGE OF            NUMBER         REMAINING       AVERAGE                   AVERAGE
     EXERCISE          OF SHARES       CONTRACTUAL     EXERCISE       NUMBER      EXERCISE
      PRICES          OUTSTANDING     LIFE (YEARS)       PRICE      OF SHARES      PRICE
------------------   -------------   --------------   ----------   -----------   ---------
$  1.25-$5.31             6,000              2          $ 2.88
$        5.13           520,000            3.25         $ 5.13      400,000       $ 5.13

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

11. STOCK OPTION PLAN -- (Continued)

     The Company applies ABP No. 25 and related Interpretations in accounting for the Plans. Accordingly, no compensation cost has been recognized for the Plans. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS No. 123, the Company's net income -- historical basis, pro forma net income and pro forma earnings per share for the years ended December 31, 1995 and 1996, would have been reduced to the pro forma amounts indicated below. Pro forma amounts have not been presented.



                                                1995            1996
                                          --------------- ---------------
  Net income -- historical basis:
    As reported ...........................   $ 8,544,900     $ 8,345,410
    Pro forma .............................     8,541,900       8,105,410
  Earnings per share -- historical basis:
  Basic:
    As reported ...........................   $      0.83     $      0.81
    Pro forma .............................   $      0.83     $      0.79
  Diluted:
    As reported ...........................   $      0.83     $      0.80
    Pro forma .............................   $      0.83     $      0.77

     As permitted under SFAS No. 123, the fair value of options granted under the Plans during 1995 and 1996 was estimated on the Black-Scholes option pricing model without considering volatility of the underlying stock and using the following assumptions:



                                               1995       1996
                                            ---------- ----------
  Weighted-average grant-date fair value of
    options granted .......................  $ 5.11     $ 5.13
  Weighted-average expected lives (years) .    3.67       2.83
  Risk-free interest rate .................    6.25%      6.25%

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

     During the six months ended June 30, 1998, pursuant to its 1997 Stock Plan, the Company granted certain employees options to purchase 88,164 shares of common stock at an exercise price of $19.67 per share, which was the fair market value on the date of grant.


12. INCOME TAXES

     From 1986 until May 8, 1997, the Company was subject to taxation under Subchapter S of the Code. The Company's S Corporation status was terminated on May 8, 1997 and, accordingly, the Company became fully subject to federal and state income taxes on May 9, 1997. In accordance with SFAS No. 109, the financial statements give effect to the recognition of deferred tax assets of $800,000 and the assumption of a deferred tax liability of $5.1 million as a result of the termination of the Company's S Corporation election on May 8, 1997.

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

12. INCOME TAXES -- (Continued)

     The balance of deferred income tax assets and liabilities at December 31, 1997 were as follows:


Current deferred income tax assets relate to:
  Allowance for bad debts .........................  $  337,000
  Accrued vacation ................................     177,000
  Accruals to related parties .....................      25,000
  Other accruals not currently deductible .........      19,000
  Other ...........................................      39,835
                                                     ----------
  Net current deferred tax assets .................  $  597,835
                                                     ==========
Noncurrent deferred income tax liabilities
  relate to:
  Basis and depreciation differences ..............  $5,654,000
  Other ...........................................      48,000
                                                     ----------
  Net noncurrent deferred tax liabilities .........  $5,702,000
                                                     ==========

     The components of income tax expense for the period from May 9, 1997 to December 31, 1997 were as follows:


Current income taxes:
  Federal ............................  $1,628,250
  State ..............................     262,000
                                        ----------
Total current income taxes ...........   1,890,250
Deferred income taxes ................     821,000
Total ................................  $2,711,250
                                        ==========

     The following is a reconciliation of income tax expense to that computed by applying the federal statutory rate of 34% to income before income taxes for the year ended December 31, 1997:


    Federal tax at the statutory rate ........................  $3,671,000
    State income taxes, net of federal tax benefit ...........     311,000
    Goodwill .................................................       6,000
    Other ....................................................     138,250
                                                                ----------
                                                                 4,126,250
    Less federal taxes at the statutory rates for the period
       prior to C Corporation Status .........................   1,415,000
                                                                ----------
    Total ....................................................  $2,711,250
                                                                ==========

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                               FIRST          SECOND           THIRD           FOURTH
                                                              QUARTER         QUARTER         QUARTER          QUARTER
                                                         ---------------- -------------- ---------------- ----------------
Total revenues .................................. 1996     $ 23,641,246    $ 25,972,025    $ 28,135,316     $ 27,649,201
                                                  1997       27,126,708      30,826,505      34,745,816       35,551,416
Gross profit .................................... 1996        8,839,128       9,860,739      10,193,535       10,249,497
                                                  1997       10,474,426      11,730,508      13,213,883       13,653,698
Net income (loss) -- historical basis ........... 1996        1,829,388       2,153,601       2,147,653        2,214,768
                                                  1997        2,130,234      (2,299,322)      2,190,283       1,765,3158
Earnings (loss) per share -- historical basis:
 Basic .......................................... 1996     $       0.18    $       0.21    $       0.21     $       0.22
                                                  1997     $       0.21    $      (0.22)   $       0.18     $       0.14
 Diluted ........................................ 1996     $       0.18    $       0.20    $       0.20     $       0.21
                                                  1997     $       0.20    $      (0.21)   $       0.17     $       0.14
Pro forma net income (1) ........................ 1996        1,091,388       1,283,601       1,280,653        1,321,768
                                                  1997        1,270,234       1,568,928
Pro forma earnings per share (1):
 Basic .......................................... 1996     $       0.11    $       0.12    $       0.12     $       0.13
                                                  1997     $       0.12    $       0.15
 Diluted ........................................ 1996     $       0.11    $       0.12    $       0.12     $       0.12
                                                  1997     $       0.12    $       0.14
Weighted average number of shares outstanding:
 Basic .......................................... 1996       10,272,056      10,272,056      10,272,056       10,272,056
                                                  1997       10,272,056      10,575,260      12,192,589       12,242,179
 Diluted ........................................ 1996       10,276,778      10,599,371      10,599,371       10,599,371
                                                  1997       10,599,371      10,930,959      12,590,673       12,642,140

---------
(1) From 1986 until May 8, 1997, the Company was subject to taxation under Subchapter S of the Code. The Company's S Corporation status was terminated on May 8, 1997 and, accordingly, the Company became fully subject to federal and state income taxes on May 9, 1997. In accordance with SFAS No. 109, the financial statements give effect to the recognition of a deferred tax expense of $4,300,000 as a result of the termination of the Company's S Corporation election on May 8, 1997.

  The pro forma information has been computed as if the Company was subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have been applied had the Company been taxed as a C Corporation.


14. SUBSEQUENT EVENTS (UNAUDITED)

     On September 10, 1998, the Company acquired, in exchange for approximately $10.0 million in cash plus 706,730 shares of Company Common Stock valued at approximately $14.7 million, all of the outstanding stock of TransWaste Services, Inc., a Georgia corporation engaged in solid waste collection and the development, ownership and operation of four transfer stations and a landfill in Albany, Georgia. This acquisition will be accounted for as a purchase, and will expand the Company's operations in Georgia and provide the Company with its second landfill.

     On August 28, 1998, the Company acquired, in exchange for 388,311 shares of Company Common Stock valued at approximately $8.5 million, all of the outstanding stock of Railroad Avenue Disposal, Inc., a Mississippi corporation that owns and operates a Class I rubbish pit and sand and gravel operation in northwest Mississippi. This acquisition is expected

                            WASTE INDUSTRIES, INC.

                  (UNAUDITED AS TO JUNE 30, 1998 INFORMATION)

14. SUBSEQUENT EVENTS (UNAUDITED) -- (Continued)

to be accounted for as a pooling of interests. As a result of this transaction, the Company now owns and operates its first landfill. This acquisition also complements the Company's recently acquired solid waste collection operations in and around Memphis, Tennessee.

     Also on August 28, 1998, the Company acquired, in exchange for approximately $7.6 million in cash plus 22,474 shares of Company Common Stock valued at approximately $500,000, certain assets of Greater Atlanta Sanitation, Inc., a solid waste collection business in and around Atlanta, Georgia. This acquisition will be accounted for as a purchase and will further expand the Company's operations in Georgia.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                       --------------------------------
                               TABLE OF CONTENTS


                                                           PAGE
                                                        ---------
Prospectus Summary ..................................        3
Note Regarding Forward-Looking Statements ...........        7
Risk Factors ........................................        7
Use of Proceeds .....................................       13
Price Range of Common Stock .........................       13
Dividend Policy .....................................       13
Selected Consolidated Financial and Operating
   Data .............................................       14
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .......................................       16
Business ............................................       23
Management ..........................................       38
Certain Transactions ................................       44
Principal Shareholders ..............................       45
Description of Capital Stock ........................       46
Outstanding Securities Covered By This
   Prospectus .......................................       47
Legal Matters .......................................       48
Experts .............................................       48
Available Information ...............................       48
Index to Consolidated Financial Statements ..........      F-1

                       --------------------------------

                               2,000,000 SHARES




                                     (logo)



                            WASTE INDUSTRIES, INC.



                                 COMMON STOCK




                          --------------------------
                                   PROSPECTUS
                          --------------------------


                                        , 1998




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Articles of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Section 55-8-30(e) of the North Carolina Business Corporation Act (the "Business Corporation Act"), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Sections 55-8-50 through 55-8-58 of the Business Corporation Act, including circumstances in which indemnification is otherwise discretionary. Pursuant to Sections 55-8-51 and 55-8-57 of the Business Corporation Act, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Business Corporation Act. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its shareholders, for any transaction from which the director deprived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, for improper transactions between the director and the Registrant and for improper distributions to shareholders and loans to directors and officers. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant's Bylaws require the Registrant to indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS



EXHIBIT NO.     DESCRIPTION
-------------   ----------------------------------------------------------------------------------------------------
    2.1*        Sale of Assets Agreement, dated as of August 30, 1997, by and among the Registrant and
                Browning-Ferris Industries of South Atlantic, Inc.
    3.1 +       Articles of Incorporation, as currently in effect.
    3.2 +       Bylaws.
    5.1         Opinion of Wyrick Robbins Yates & Ponton LLP.
   10.1 +       1997 Stock Plan.
   10.2 +       Credit Agreement with Branch Banking and Trust Company dated April 3, 1996.
   10.3 +       Note Purchase and Private Shelf Agreement with The Prudential Insurance Company of America dated
                April 3, 1996.
   10.4**       Note Purchase and Private Shelf Agreement with the Prudential Insurance Company of America dated as of June 30, 1998.
   11.1         Computation re Earnings per Share.
    21.1        List of Subsidiaries.
    23.1        Consent of Deloitte & Touche LLP.
    23.2        Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).
    24.1        Power of Attorney (see page II-4).
   27.1**       Financial Data Schedule.

---------
 * Incorporated by reference to the similarly numbered Exhibit to the Registrant's Current Report on Form 8-K dated September 15, 1997.

 + Incorporated by reference to the similarly numbered Exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-25631).

** Incorporated by reference to the similarly numbered Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     (b) FINANCIAL STATEMENT SCHEDULES.

     All financial statement schedules for which provision is made in Regulation S-X are omitted because they are not required under the related instructions, are inapplicable, or the required information is given in the financial statements, including the notes thereto and, therefore, have been omitted.


ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (5) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (7) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934) and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 16th day of September 1998.


                                        WASTE INDUSTRIES, INC.


                                        By: /s/  LONNIE C. POOLE, JR.
                                          -------------------------------------
                                                 LONNIE C. POOLE, JR.

                                    CHAIRMAN


                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Lonnie
C. Poole, Jr. and Robert H. Hall, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1993, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                                  CAPACITY                            DATE
-----------------------------------   -------------------------------------------   -------------------
/s/  LONNIE C. POOLE, JR.             Director, Chairman and Chief Executive        September 16, 1998
----------------------------------    Officer (Principal Executive Officer)
     LONNIE C. POOLE, JR.

/s/  ROBERT H. HALL                   Director, Vice President, Chief Financial     September 16, 1998
----------------------------------    Officer and Treasurer (Principal
     ROBERT H. HALL                   Financial and Accounting Officer)


/s/  JIM W. PERRY                     Director                                      September 16, 1998
----------------------------------
     JIM W. PERRY

                                      Director                                      September 16, 1998
----------------------------------
     J. GREGORY POOLE, JR.

/s/  THOMAS F. DARDEN                 Director                                      September 16, 1998
----------------------------------
     THOMAS F. DARDEN

                                 EXHIBIT INDEX



EXHIBIT NO.     DESCRIPTION
-------------   ----------------------------------------------------------------------------------------------------
    2.1*        Sale of Assets Agreement, dated as of August 30, 1997, by and among the Registrant and
                Browning-Ferris Industries of South Atlantic, Inc.
    3.1 +       Articles of Incorporation, as currently in effect.
    3.2 +       Bylaws.
    5.1         Opinion of Wyrick Robbins Yates & Ponton LLP.
   10.1 +       1997 Stock Plan.
   10.2 +       Credit Agreement with Branch Banking and Trust Company dated April 3, 1996.
   10.3 +       Note Purchase and Private Shelf Agreement with The Prudential Insurance Company of America dated
                April 3, 1996.
   10.4**       Note Purchase and Private Shelf Agreement with the Prudential Insurance Company of America dated as of June 30, 1998.
    11.1        Computation re Earnings per Share.
    21.1        List of Subsidiaries.
    23.1        Consent of Deloitte & Touche LLP.
    23.2        Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).
    24.1        Power of Attorney (see page II-4).
   27.1**       Financial Data Schedule.

---------
 * Incorporated by reference to the similarly numbered Exhibit to the Registrant's Current Report on Form 8-K dated September 15, 1997.

 + Incorporated by reference to the similarly numbered Exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-25631).

** Incorporated by reference to the similarly numbered Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.